   As filed with the Securities and Exchange Commission on February 3, 1997

                                             Securities Act File No. 33-60710
                                     Investment Company Act File No. 811-7286

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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             ---------------------
                                   FORM N-2

    Registration Statement Under the Securities Act of 1933             |X|

    Pre-Effective Amendment No.                                         |_|

    Post-Effective Amendment No. 4                                      |X|

                                      and

    Registration Statement Under the Investment Company Act of 1940     |X|

                              Amendment No. 8                           |X|

                       (Check appropriate box or boxes)

                             ---------------------

                          2002 TARGET TERM TRUST INC.
              (Exact name of Registrant as specified in charter)
                          1285 Avenue of the Americas
                           New York, New York 10019
                   (Address of principal executive offices)
      Registrant's Telephone Number, including Area Code: (212) 713-2000

                             ---------------------

                           DIANNE E. O'DONNELL, ESQ.

                         Vice President and Secretary
                          2002 TARGET TERM TRUST INC.
                          1285 Avenue of the Americas
                           New York, New York 10019
                    (Name and address of agent for service)

                             ---------------------
                                  Copies to:



ROBERT A. WITTIE, ESQ.                               GREGORY K. TODD, ESQ.
JENNIFER R. GONZALEZ, ESQ.                           MITCHELL HUTCHINS ASSET
KIRKPATRICK & LOCKHART LLP                                MANAGEMENT INC.
1800 Massachusetts Avenue, N.W.                      1285 Avenue of the Americas
Washington, D.C.  20036-1800                         New York, New York 10019


                                  -----------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ x ]

         It is proposed that this filing will become effective (check appropriate box)

         [ x ] when declared effective pursuant to Section 8(c).

         This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2 (File No. 33- 53392).

--------------------------------------------------------------------------------

                          2002 Target Term Trust Inc.
                        Form N-2 Cross Reference Sheet


      Part A

   Item Number                           Caption                                      Prospectus Caption
   -----------                           -------                                      ------------------
         1          Outside Front Cover............................... Outside Front Cover of Prospectus

         2          Inside Front and Outside Back Cover Page.......... Inside Front and Outside Back Cover Page of
                                                                       Prospectus

         3          Fee Table and Synopsis............................ Prospectus Summary; Trust Expenses

         4          Financial Highlights.............................. Financial Highlights

         5          Plan of Distribution.............................. Outside Front Cover; The Offering

         6          Selling Shareholders.............................. Not Applicable

         7          Use of Proceeds................................... Use of Proceeds

         8          General Description of Registrant................. The Trust; Trading History; Investment
                                                                       Objective and Policies; Risk Factors and
                                                                       Other Investment Policies; Description of the
                                                                       Shares

         9          Management........................................ Management of the Trust; Description of the
                                                                       Shares; Custodian, Transfer and Dividend
                                                                       Disbursing Agent and Registrar

        10          Capital Stock, Long-Term Debt and Other
                    Securities........................................ Risk Factors and Other Investment Policies;
                                                                       Dividends and Other Distributions; Dividend
                                                                       Reinvestment Plan; Description of the Shares;
                                                                       Taxation

        11          Defaults and Arrears on Senior Securities......... Not Applicable

        12          Pending Legal Proceedings......................... Not Applicable

        13          Table of Contents of the Statement of
                    Additional Information............................ Table of Contents of Statement of Additional
                                                                       Information

      Part B                                                                             Statement of

   Item Number                            Caption                                   Additional Information

        14          Cover Page........................................ Cover Page of Statement of Additional
                                                                       Information

        15          Table of Contents................................. Back Cover Page of Statement of Additional
                                                                       Information

        16          General Information and History................... Not Applicable

        17          Investment Objectives and Policies................ Investment Policies and Restrictions;
                                                                       Investment Limitations; Strategic
                                                                       Transactions; Portfolio Transactions

        18          Management........................................ Directors and Officers

        19          Control Persons and Principal Holders of
                    Securities........................................ Control Persons and Principal Holders of
                                                                       Securities

        20          Investment Advisory and Other Services............ Investment Advisory Arrangements;
                                                                       Additional Information; Management of the
                                                                       Trust (in Prospectus); Custodian, Transfer
                                                                       and Dividend Disbursing Agent and Registrar
                                                                       (in Prospectus)

        21          Brokerage Allocations and Other Practices......... Portfolio Transactions

        22          Tax Status........................................ Taxes

        23          Financial Statements.............................. Financial Statements


                          2002 TARGET TERM TRUST INC.

                                  COMMON STOCK

                            ------------------------


     2002 Target Term Trust Inc. ('Trust') is a diversified, closed-end management investment company. The Trust's investment objective is to manage a portfolio of high quality fixed-income and adjustable-rate securities in order to return $15 per Share (the initial public offering price) to investors on or about November 30, 2002, while providing high monthly income. The Trust normally invests substantially all of its total assets in a diversified portfolio of: (1)
Mortgage-Backed Securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; and (2) Mortgage-Backed and Asset-Backed
Securities that, at the time of investment, are rated AAA by Standard & Poor's
Ratings Service ('S&P') or Aaa by Moody's Investors Service, Inc. ('Moody's') or are comparably rated by another nationally recognized statistical rating organization ('NRSRO') or, with respect to up to 20% of the Trust's total assets, that are unrated but that, at the time of investment, have been determined by the Trust's Sub-Adviser to be of comparable quality to those that are rated AAA or Aaa. The Trust also may invest in Zero Coupon Municipal
Securities that are rated AAA by S&P or Aaa by Moody's and in certain Strategic
Transactions, such as options, futures and interest rate protection transactions. No assurance can be given that the Trust will achieve its investment objective.


     The Trust seeks to return $15 per Share to investors on or about November
30, 2002 by: (1) preserving capital through active management of the Trust's portfolio; (2) reducing, over time, the price sensitivity of the Trust's portfolio to changes in interest rates; and (3) retaining a portion of the income from its investments. The Trust seeks to achieve high monthly income by actively managing its assets in relation to market conditions, interest rate changes and the remaining term of the Trust. The Trust may engage in leverage through mortgage dollar rolls and reverse repurchase agreements. The use of leverage will create the opportunity for increased net income but, at the same time, will involve special risks. SEE 'RISK FACTORS AND OTHER INVESTMENT
POLICIES--LEVERAGE.'

     Based on current conditions, it is uncertain that the Trust will be able to return a full $15 per share to investors on or about November 30, 2002. However, the Sub-Adviser intends to manage the Trust so that the amount available to distribute to shareholders at that date will be as much as possible while still providing investors with high monthly income. SEE 'RISK FACTORS AND OTHER
INVESTMENT POLICIES--RETURN OF $15 PER SHARE.'


     The Shares are listed and traded on the New York Stock Exchange, Inc.
('NYSE') under the symbol 'TTR.' NO ADDITIONAL SHARES WILL BE ISSUED IN
CONNECTION WITH THIS OFFERING. The Shares may be offered pursuant to this Prospectus from time to time in order to effect over-the-counter ('OTC')

secondary market sales by PaineWebber Incorporated ('PaineWebber') in its capacity as a dealer and secondary market-maker at negotiated prices related to prevailing market prices on the NYSE at the time of sale. The closing price for
the Shares on the NYSE on April   , 1997 was $     . See 'Trading History.' The
Trust will not receive any proceeds from the sale of any Shares offered pursuant to this Prospectus.



     Mitchell Hutchins Asset Management Inc. ('Mitchell Hutchins') serves as investment adviser and administrator of the Trust and Goldman Sachs Funds
Management, L.P. ('Sub-Adviser') serves as the Trust's sub-adviser. This
Prospectus concisely sets forth certain information an investor should know before investing and should be retained for future reference. A Statement of
Additional Information ('SAI') dated April   , 1997 has been filed with the
Securities and Exchange Commission and is incorporated by reference in its entirety into this Prospectus. A table of contents for the SAI is set forth as the last section of this Prospectus. A copy of the SAI can be obtained without charge by writing to the Trust, by contacting your PaineWebber investment executive or PaineWebber's correspondent firms or by calling toll-free
1-800-852-4750.


                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------
                            PAINEWEBBER INCORPORATED
                            ------------------------


                 The date of this Prospectus is April   , 1997.



                                 TRUST EXPENSES

     The following tables are intended to assist investors in understanding the various direct or indirect costs and expenses associated with investing in the Trust.



SHAREHOLDER TRANSACTION EXPENSES
  Sales Load (as a percentage of offering price)......................................   None(1)
  Dividend Reinvestment and Cash Purchase Plan Fees...................................   None


ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS ATTRIBUTABLE TO COMMON
  STOCK)(2)
  Investment Advisory and Administration Fees.........................................   0.70%
  Interest Payments on Borrowed Funds.................................................   1.93%
  Other Expenses......................................................................   0.50%
                                                                                         ----
Total Annual Expenses.................................................................   3.13%
                                                                                         ----
                                                                                         ----


------------------
(1) Prices for Shares traded in the OTC secondary market will reflect ordinary dealer mark ups.

(2) See 'Management of the Trust' for additional information. 'Other Expenses' have been estimated based upon expenses actually incurred for the last fiscal year.

EXAMPLE

     An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Trust, assuming (i) a 5% annual return and (ii) reinvestment of all dividends and other distributions at net asset value:


         ONE YEAR     THREE YEARS     FIVE YEARS     TEN YEARS
         --------     -----------     ----------     ---------
           $32            $96            $162           $340


     This Example assumes that the percentage amounts listed under Annual Expenses remain the same in the years shown (except that Annual Expenses have been reduced to reflect the completion of organization expense amortization after five years from the commencement of investment operations). The above tables and the assumptions in the Example of a 5% annual return and reinvestment at net asset value are required by regulations of the Securities and Exchange Commission ('SEC') applicable to all closed-end investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares. In addition, while this Example assumes reinvestment of all dividends and other distributions at net asset value, participants in the Trust's Dividend Reinvestment Plan will receive Shares purchased by the Plan's agent at the market price in effect at that time, which may be at, above, or below net asset value.

     THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND THE TRUST'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information ('SAI'). Investors should carefully consider information set forth under the heading 'Special Considerations and Risk Factors.'


The Trust.................................  2002 Target Term Trust Inc. ('Trust') is a diversified, closed-end management investment company. See 'The Trust.'

The Offering..............................  No additional shares of the Trust's common stock ('Shares') will be issued in connection with this offering. The Shares may be offered pursuant to this Prospectus from time to time in order to effect over-the-counter ('OTC') secondary market sales by PaineWebber
                                            Incorporated ('PaineWebber') in its capacity as a dealer and secondary market-maker at negotiated prices related to prevailing market prices on the New York Stock Exchange, Inc. ('NYSE') at the time of sale. The Shares are listed and traded on the NYSE under the symbol 'TTR.' See 'The Offering' and 'Trading History.'

Investment Objective and Policies.........  The Trust's investment objective is to manage a portfolio of high quality fixed-income and adjustable-rate securities in order to return $15 per Share (the initial public offering price) to investors on or about November 30, 2002, while providing high monthly income.
                                            No assurance can be given that the Trust will achieve its investment objective.

                                            The Trust seeks to return $15 per Share to investors on or about
                                            November 30, 2002 by: (1) preserving capital through active management of the Trust's portfolio; (2) reducing, over time, the price sensitivity of the Trust's portfolio to changes in interest rates; and (3) retaining a portion of the income from its
                                            investments. The Trust seeks to achieve high monthly income by actively managing its assets in relation to market conditions, interest rate changes and the remaining term of the Trust.

                                            The Trust normally invests substantially all of its total assets in a diversified portfolio of: (1) Mortgage-Backed Securities issued or guaranteed by the U.S. government, its agencies or instrumentalities;
                                            and (2) Mortgage-Backed and Asset-Backed Securities that, at the time of investment, are rated AAA by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ('S&P'), or Aaa by
                                            Moody's Investors Service, Inc. ('Moody's') or are comparably rated by another nationally recognized statistical rating organization
                                            ('NRSRO') or, with respect to up to 20% of the Trust's total assets, that are unrated but that, at the time of investment, have been determined by the Sub-Adviser to be of comparable quality to those that are rated

                                            AAA or Aaa. The Trust also may invest in Zero Coupon Municipal
                                            Securities that are rated AAA by S&P or Aaa by Moody's.

                                            In order to seek to reduce the Trust's exposure to certain risks that generally are inherent in Mortgage-Backed Securities, a substantial portion of the Mortgage-Backed Securities held by the Trust normally are Planned Amortization Class Mortgage-Backed Securities ('PAC
                                            Bonds') and ARM and Floating Rate Mortgage-Backed Securities (as
                                            defined below). The Sub-Adviser expects that, in the later years of the term of the Trust, an increased proportion of the Trust's total assets may be invested in Asset-Backed Securities, which generally have shorter effective terms to maturity than Mortgage-Backed
                                            Securities. The Trust does not invest in collateralized mortgage obligation residuals and may invest no more than an aggregate of 10%
                                            of its total assets in Specified Mortgage-Backed Securities.
                                            'Specified Mortgage-Backed Securities' are interest-only ('IO') and principal-only ('PO') classes of Mortgage-Backed Securities (other than IOs and POs that are PAC Bonds), inverse floating rate obligations and other types of Mortgage-Backed Securities that may be developed in the future and that are determined by the Sub-Adviser to present types and levels of risk that are comparable to such IOs, POs and inverse floating rate obligations. Under normal circumstances, the Trust concentrates at least 25% of its total assets in Mortgage-
                                            and Asset-Backed Securities issued or guaranteed by Private Mortgage
                                            Lenders or by agencies or instrumentalities of the U.S. government.
                                            In order to invest cash reserves or, on a temporary basis, during defensive periods or when, in the opinion of the Sub-Adviser, no suitable Mortgage- or Asset-Backed Securities or Zero Coupon
                                            Municipal Securities are available, the Trust may invest in money market instruments and in certain types of longer term, high quality debt securities.

                                            Under current market conditions, the Trust intends to borrow through mortgage dollar rolls or reverse repurchase agreements. Borrowing constitutes leverage, a speculative technique. The Trust is authorized to borrow money for investment purposes in an amount up to
                                            33 1/3% of its total assets (including the amount of the borrowing and any other indebtedness representing 'senior securities' under the
                                            Investment Company Act of 1940 ('1940 Act') but reduced by any liabilities and indebtedness other than senior securities).

                                            The Trust may engage in when-issued and delayed delivery
                                            transactions, purchase restricted or illiquid securities, enter into repurchase agreements, lend portfolio securities and enter into certain Strategic Transactions, such as options, futures and interest rate protection transactions. The Trust may enter into Strategic

                                            Transactions under which up to 100% of the Trust's portfolio assets are at risk.

                                            See 'Investment Objective and Policies,' 'Risk Factors and Other
                                            Investment Policies,' and 'Description of the Shares.'

Mortgage-Backed Securities................  Mortgage-Backed Securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. Mortgage-Backed Securities (including PAC
                                            Bonds) include single- and multi-class mortgage pass-through securities and collateralized mortgage obligations ('CMOs') and are:
                                            (1) issued or guaranteed by U.S. government agencies or
                                            instrumentalities, such as the Government National Mortgage
                                            Association ('Ginnie Mae'), the Federal National Mortgage Association
                                            ('Fannie Mae') or the Federal Home Loan Mortgage Corporation
                                            ('Freddie Mac'); (2) issued by private issuers (generally originators of and investors in mortgage loans, including savings associations, mortgage bankers, commercial banks, investment bankers and special purpose entities (collectively, 'Private Mortgage Lenders') but supported by pools of mortgage loans or other Mortgage-Backed
                                            Securities that are guaranteed, directly or indirectly, by the U.S.
                                            government or one of its agencies or instrumentalities; or (3) issued by Private Mortgage Lenders without any government guarantee of the underlying mortgage assets, but usually with some form of non-
                                            governmental credit enhancement.

                                            PAC Bonds are a particular type of Mortgage-Backed Security designed to provide relatively predictable payments of principal provided that, among other things, the actual prepayment experience on the underlying mortgage loans falls within a contemplated range. If the actual prepayment experience on the underlying mortgage loans is at a rate faster or slower than the contemplated range, or if deviations from other assumptions occur, principal payments on a PAC Bond may be greater or smaller than predicted. The magnitude of the contemplated range varies from one PAC Bond to another; a narrower range increases the risk that prepayments will be greater or smaller than
                                            contemplated. Due to the planned amortization feature of PAC Bonds, the Sub-Adviser believes that investment in PAC Bonds normally reduces the prepayment risks that are inherent in Mortgage-Backed
                                            Securities unless, among other things, the actual prepayment experience on the underlying mortgage loans fails to fall within the range contemplated when the PAC Bonds were created. ARM

                                            Mortgage-Backed Securities are Mortgage-Backed Securities that represent a right to receive interest payments at a rate that is adjusted to reflect the interest earned on a pool of mortgage loans bearing variable or adjustable rates of interest

                                            (such mortgage loans are referred to as 'ARMs'). Floating Rate
                                            Mortgage-Backed Securities are classes of Mortgage-Backed Securities that have been structured to represent the right to receive interest payments at rates that fluctuate in accordance with an index but that generally are supported by pools comprised of fixed-rate mortgage loans. Because the interest rates on ARM and Floating Rate
                                            Mortgage-Backed Securities are reset in response to changes in a specified market index, the values of such securities tend to be less sensitive to interest rate fluctuations than the values of fixed-rate securities.

                                            See 'Investment Objective and Policies' and 'Appendix A.'

Zero Coupon Municipal Securities;
  Retention of Income.....................  The Trust may invest in zero coupon securities that are issued for various public purposes by or on behalf of municipal issuers or that are created by investment banks or other private parties that separate the interest and principal components of an interest-paying security that has been previously issued by or on behalf of a municipal issuer (collectively, 'Zero Coupon Municipal Securities').
                                            While Zero Coupon Municipal Securities do not contribute to the cash available to the Trust for purposes of paying dividends to shareholders, the income retained by the Trust from the accrual of the original issue discount on such securities, together with any other income that is retained by the Trust, can be used to increase the amount available to be distributed to investors on or about
                                            November 30, 2002. See 'Investment Objective and Policies.'

Asset-Backed Securities...................  Asset-Backed Securities have structural characteristics similar to
                                            Mortgage-Backed Securities but relate to assets other than mortgage assets. Under current conditions the Sub-Adviser does not intend to invest a significant portion of the Trust's assets in Asset-Backed
                                            Securities until the later years of the Trust's term. The Sub-Adviser anticipates that a substantial portion of the Asset-Backed Securities that it acquires for the Trust would be structured in a manner similar to PAC Bonds. New types of Asset-Backed Securities are developed and marketed from time to time by a variety of new and existing issuers, and consistent with its investment limitations, the
                                            Trust expects to invest in those new types of Asset-Backed Securities that the Sub-Adviser believes may assist the Trust in achieving its investment objective. See 'Investment Objective and Policies.'

Investment Adviser and
  Administrator...........................  Mitchell Hutchins Asset Management Inc. ('Mitchell Hutchins'), a
                                            wholly owned subsidiary of PaineWebber, serves as the Trust's investment adviser and administrator. Mitchell Hutchins provides investment advisory and portfolio management services to

                                            investment companies, pension funds and other institutional, corporate and individual clients. The Trust pays Mitchell Hutchins, as investment adviser and administrator, an investment advisory fee in an amount equal to an annual fee of 0.50% of the Trust's average weekly net assets, and an administration fee in an amount equal to an annual fee of 0.20% of the Trust's average weekly net assets. Each such fee is computed weekly and payable monthly. Mitchell Hutchins
                                            (not the Trust) pays the Sub-Adviser a fee, computed weekly and payable monthly, in an amount equal to one-half of the investment advisory fee received by Mitchell Hutchins from the Trust.

Sub-Adviser...............................  Goldman Sachs Funds Management, L.P. ('Sub-Adviser') serves as the
                                            Trust's sub-adviser under a Sub-Investment Advisory Contract with
                                            Mitchell Hutchins. The Sub-Adviser makes investment decisions and places orders to buy, sell or hold particular securities for the
                                            Trust. The Sub-Adviser is able to draw on the substantial research and market expertise of its affiliate, Goldman, Sachs & Co., which is among the oldest and largest investment banking firms in the United
                                            States. The Sub-Adviser, together with its affiliates, provide investment advisory and portfolio management services to pension funds, investment companies and other institutional, corporate and individual clients. See 'Management of the Trust.'

Dividends and Other Distributions.........  The Trust declares and pays monthly dividends from its net investment income. The Trust has retained, and currently intends to continue to retain, until its final liquidating distribution, a portion of the income on its investments. The Trust expects to pay Excise Tax on a portion of any taxable income that it retains. The Trust expects to distribute annually all or a portion of any net capital gain (the excess of net long-term capital gain over net short-term capital loss) it realizes in excess of available capital loss carryforwards.
                                            Various factors may affect the level of the Trust's income, including the asset mix, interest rates, the remaining term of the Trust, the amount of leverage utilized by the Trust and the Trust's use of
                                            Strategic Transactions. See 'Dividends and Other Distributions;
                                            Dividend Reinvestment Plan' and 'Taxation.'


Dividend Reinvestment Plan................  The Trust has established a Dividend Reinvestment Plan ('Plan') under which all shareholders whose Shares are registered in their own names, or in the name of PaineWebber (or its nominee), have all dividends and other distributions automatically reinvested in additional Shares, unless such shareholders elect to receive cash.
                                            Shareholders who hold their Shares in the name of a broker or nominee other than PaineWebber (or its nominee) should contact such other broker or nominee to determine whether, or how, they may participate in the Plan. Shares acquired under the Plan are

                                            purchased in the open market, on the NYSE or otherwise, at prices that may be higher or lower than the net asset value per Share at the time of the purchase. The Trust will not issue any new Shares in connection with the Plan. See 'Dividends and Other Distributions;
                                            Dividend Reinvestment Plan.'

Share Repurchases and Tender Offers.......  The Trust's board of directors, in consultation with Mitchell
                                            Hutchins, considers at least annually whether to make open market
                                            Share repurchases or tender offers at net asset value. In July 1995, the Trust commenced a program of repurchasing Trust Shares in the open market. As of January 31, 1997, the Trust had repurchased
                                            approximately     million of its Shares under that program. There can
                                            be no assurance that the board of directors will continue that Share repurchase program or decide to undertake any tender offers or that any such actions will result in the Shares trading at a price that is equal or close to net asset value per Share. The Trust may borrow to finance such repurchases and tender offers. See 'Description of the
                                            Shares--Share Repurchases and Tender Offers.'

Custodian, Transfer and Dividend
  Disbursing Agent and Registrar..........  State Street Bank and Trust Company serves as custodian of the
                                            Trust's assets. PNC Bank, National Association, serves as transfer and dividend disbursing agent and as registrar of the Trust. See
                                            'Custodian, Transfer and Dividend Disbursing Agent and Registrar.'

Special Considerations and Risk Factors...  Return of $15 Per Share.  To the extent capital losses realized by the Trust on dispositions of securities are not offset by capital gains realized in the same or in subsequent years (subject to the eight-year limit on capital loss carryforwards under the federal tax law) and by income retained on its investments, the Trust may be unable to distribute $15 per Share to its shareholders at the end of the Trust's term. Also, in order to avoid the imposition of a 4%
                                            federal excise tax on certain undistributed income and gains ('Excise
                                            Tax'), the Trust would need to distribute all or a substantial portion of any taxable income and net capital gains (in excess of any available capital loss carryforwards) in the year in which they are earned or realized. By retaining a portion of the income on its investments, the Trust expects to incur some Excise Tax liability.
                                            Moreover, the Trust would need to distribute all of its taxable income and net capital gain (in excess of any available capital loss carryforwards) in the year in which they are earned or realized, or within 12 months thereafter, in order to avoid the imposition of federal income tax. In order to return $15 per Share to its shareholders at the end of its term, the Trust also must recoup amounts paid by the Trust in connection with its

                                            organization and its initial public offering. Based on current conditions, it is uncertain that the Trust will be able to return a full $15 per share to investors on or about November 30, 2002.
                                            However, the Sub-Adviser intends to manage the Trust so that the amount available to distribute to shareholders at that date will be as much as possible while still providing investors with high monthly income.

                                            Interest Rate Sensitivity.  The yield on debt securities, including
                                            Mortgage-Backed and Asset-Backed Securities and Zero Coupon Municipal
                                            Securities, depends on a variety of factors, including general market conditions for such securities, the financial condition of the issuer, the size of the particular offering, the maturity, credit quality and rating of the security and, in the case of securities of municipal issuers, expectations regarding changes in income tax rates. Generally, the longer the maturity of such a security, the higher its yield and the greater its volatility. The market value of debt securities, and accordingly the Trust's net asset value, normally will vary inversely with changes in interest rates. Such changes in the values of the securities held by the Trust will affect the net asset value of Shares. Neither the issuance by, nor the guarantee of a U.S. government agency, nor a AAA or equivalent rating for a security, constitutes assurance that the security will not fluctuate in value or that the Trust will receive the originally anticipated yield on the security. A significant decline in market rates of interest may have an adverse effect on the income earned and dividends paid by the Trust. In addition, the Trust's income and dividends may decline in the later years of the Trust.

                                            Certain types of Mortgage-Backed Securities, commonly known as CMOs, may be specifically structured in a manner that provides any of a wide variety of investment characteristics, such as yield, effective maturity and interest rate sensitivity. As market conditions change, however, and particularly during periods of rapid or unanticipated changes in market interest rates, the attractiveness of the CMO classes and the ability of the structure to provide the anticipated investment characteristics may be significantly reduced. These changes can result in volatility in the market value, and in some instances reduced liquidity, of the CMO class.

                                            The yields on Specified Mortgage-Backed Securities (as defined in
                                            'Appendix A'), in which the Trust may invest up to 10% of its total assets, on IOs and POs that are PAC Bonds and on Zero Coupon
                                            Municipal Securities generally are more sensitive to changes in interest rates than most Mortgage-Backed Securities. The Trust is not limited in its ability to invest in IOs and POs that are PAC Bonds.
                                            The yields on most IOs and POs are extremely sensitive to

                                            the rate of principal payments (including prepayments), which can result in price volatility and, in the case of IOs, can result in the
                                            Trust failing to recoup fully its initial investment in such securities even though the securities may be issued or guaranteed by a U.S. government agency or be rated in the highest rating category.
                                            While the Sub-Adviser seeks to limit the impact of these factors on the Trust, no assurance can be given that it will achieve this result.

                                            ARM and Floating Rate Mortgage-Backed Securities.  ARMs underlying
                                            ARM Mortgage-Backed Securities generally provide that the borrower's mortgage interest rate may not be adjusted over a specified lifetime maximum rate. ARMs also may provide for limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period or by which the borrower's monthly payment may adjust for any single adjustment period. Similarly, interest rate changes on Floating Rate Mortgage-Backed Securities are subject to lifetime interest rate caps. Interest rates on ARMs generally are reset only at monthly or longer intervals. Moreover, interest rate changes on ARM and Floating Rate Mortgage-Backed Securities may be
                                            based on indices that tend to lag behind changes in market rates.
                                            Accordingly, the coupon rate on such Mortgage-Backed Securities often lags behind changes in short-term interest rates, which may negatively affect the market value in periods of increasing interest rates. The market value of ARM and Floating Rate Mortgage-Backed
                                            Securities may be affected adversely if interest rates increase beyond the applicable limits on interest rate or interest payment adjustments. In periods of declining interest rates, the market values of ARM and Floating Rate Mortgage-Backed Securities generally will increase to a lesser extent, if at all, than the values of fixed-rate Mortgage-Backed Securities.

                                            Special Leverage Risks.  The use of leverage is a speculative technique that provides the opportunity for increased net income but, at the same time, involves special risks. The Trust only uses leverage when the Sub-Adviser believes that such leverage benefits the Trust after taking such risks into consideration. For example, leveraging exaggerates changes in the net asset value of the Shares and in the yield on the Trust's portfolio which may, in turn, result in increased volatility of the market price of the Shares. To the extent the income derived from leverage exceeds the interest and other expenses that the Trust will have to pay in connection with such leverage, the Trust's net income will be greater than if leverage were not used. Conversely, if the income obtained is not sufficient to cover the cost of the leverage, the net income of the
                                            Trust will be less than if leverage were not used, and therefore the amount available for distribution to shareholders will be reduced.

                                            Other Investment Risks.  Certain investment practices in which the
                                            Trust may engage would expose the Trust to additional risks. These practices include investing in illiquid securities, entering into securities transactions on a when-issued or delayed delivery basis, entering into repurchase agreements, lending portfolio securities and engaging in Strategic Transactions.

                                            Market Price of Shares.  Shares of the Trust and of other closed-end investment companies frequently trade at a discount from net asset value. This market risk is separate and distinct from the risk that the Trust's net asset value may decrease. Accordingly, the Shares are designed primarily for long-term investors and should not be viewed as a vehicle for trading purposes.

                                            Anti-Takeover Provisions.  The Trust's Articles of Incorporation
                                            contain provisions limiting: (1) the ability of other entities or persons to acquire control of the Trust; (2) the Trust's freedom to engage in certain transactions; and (3) the ability of the Trust's directors or shareholders to amend the Articles of Incorporation.
                                            These provisions of the Articles of Incorporation may be regarded as
                                            'anti-takeover' provisions.

                                            See 'Trading History,' 'Risk Factors and Other Investment Policies,'
                                            'Description of the Shares' and 'Appendix A.'

                              FINANCIAL HIGHLIGHTS


     The table below provides selected per share data and ratios for one Share for the periods shown. This information is supplemented by the financial statements and accompanying notes appearing in the Trust's Annual Report to Shareholders for the fiscal year ended November 30, 1996, which are incorporated by reference into the Trust's SAI and can be obtained by shareholders upon request. The financial statements and notes, as well as the information in the table below, have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included in the Annual Report to Shareholders.



                                                                                                  FOR THE
                                                                                                   PERIOD
                                                                                                DECEMBER 31,
                                                            FOR THE YEARS ENDED NOVEMBER 30,     1992(2) TO
                                                            --------------------------------    NOVEMBER 30,
                                                              1996        1995        1994          1993
                                                            --------    --------    --------    ------------
Net asset value, beginning of period.....................   $  14.37    $  12.70    $  14.68      $  14.10
                                                            --------    --------    --------    ------------
Net investment income....................................       1.13        1.02*       0.93          0.89
Net realized and unrealized gains (losses) on
  investments............................................      (0.05)       1.36*      (1.90)         0.68
                                                            --------    --------    --------    ------------
Net increase (decrease) in net asset value resulting from
  operations.............................................       1.08        2.38       (0.97)         1.57
                                                            --------    --------    --------    ------------
Dividends from net investment income.....................      (0.86)      (0.90)      (0.96)        (0.84)
Dividends from short-term capital gains..................         --          --       (0.05)        (0.11)
                                                            --------    --------    --------    ------------
Total dividends and distributions to shareholders........      (0.86)      (0.90)      (1.01)        (0.95)
Net increase in net asset value resulting from repurchase
  of common stock........................................       0.29        0.19          --            --
                                                            --------    --------    --------    ------------
Offering costs charged to capital........................         --          --          --         (0.04)
                                                            --------    --------    --------    ------------
Net asset value, end of period...........................   $  14.88    $  14.37    $  12.70      $  14.68
                                                            --------    --------    --------    ------------
                                                            --------    --------    --------    ------------
Per share market value, end of period....................   $  12.63    $  12.50    $  11.25      $  14.00
                                                            --------    --------    --------    ------------
                                                            --------    --------    --------    ------------
Total investment return(1)...............................      8.07%       19.85%     (12.79)%       5.94%
                                                            --------    --------    --------    ------------
                                                            --------    --------    --------    ------------


Ratios/Supplemental Data:
Net assets, end of period (000 omitted)..................   $117,276    $136,754    $136,562      $157,888
Expenses to average net assets+..........................       3.13%       3.42%       2.72%         1.79%**
Net investment income to average net assets..............       7.74%       7.44%       6.82%         6.67%**
Portfolio turnover rate..................................        127%        103%        108%          355%
Asset coverage++.........................................   $  3,261    $  4,013    $  3,023      $  3,110


------------------


   *  Calculated using average daily shares outstanding for the year
  **  Annualized
   +  These ratios include 1.93%, 2.50%, 1.82% and 0.91% related to interest expense for the periods ended November
      30, 1996, 1995, 1994 and 1993, respectively, which represents a cost of leverage to the Trust.
  ++  Per $1,000 of reverse repurchase and dollar roll agreements outstanding.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


 (1)  Total investment return is calculated assuming a purchase of common stock at the current market price on the first day of each period reported and a sale at the current market price on the last day of each period reported, and assuming reinvestment of dividends and distributions to common stockholders at prices obtained under the Fund's Dividend Reinvestment Plan. Investment returns do not reflect brokerage commissions and have not been annualized for periods of less than one year.
 (2)  Commencement of operations


     The following information relates to the Trust's 'senior securities,' as defined under the 1940 Act.


                                                                     TOTAL           ASSET
                                                                    AMOUNT         COVERAGE          AVERAGE
                                                                  OUTSTANDING    PER $1,000 OF       MARKET
                                                                   AS OF END     INDEBTEDNESS         VALUE
                                                  PERIOD              OF         AS OF END OF     PER $1,000 OF
            SENIOR SECURITES                      ENDED             PERIOD          PERIOD        INDEBTEDNESS*

-----------------------------------------   ------------------    -----------    -------------    -------------
Mortgage dollar rolls and reverse
  repurchase agreements..................   +November 30, 1993    $74,831,000       $ 3,110          $ 3,142
                                             November 30, 1994    $67,516,000       $ 3,023          $ 2,227
                                             November 30, 1995    $45,383,000       $ 4,013          $ 2,177
                                             November 30, 1996    $49,843,242       $ 3,261          $


------------------

   +  Data reflects period from December 31, 1992 (commencement of operations) to November 30, 1993.
   *  Calculated by multiplying $1,000 by the result obtained by dividing: (a) the average market value of the
      Shares on the last day of each month during the period indicated, in which the Trust had outstanding indebtedness; by (b) the average amount of indebtedness outstanding on the last day of each such month.

                                   THE TRUST

     The Trust is a diversified, closed-end management investment company and has registered as such under the 1940 Act. The Trust was incorporated under the laws of the State of Maryland on October 16, 1992 and commenced operations on December 31, 1992. The Trust will terminate and distribute substantially all of its net assets on or about November 30, 2002. The Trust's principal office is located at 1285 Avenue of the Americas, New York, New York 10019, and its telephone number is (212) 713-2000.

                                  THE OFFERING

     No additional Shares will be issued in connection with this offering. The Shares may be offered pursuant to this Prospectus from time to time in order to effect OTC secondary market sales by PaineWebber in its capacity as a dealer and secondary market-maker at negotiated prices related to prevailing market prices on the NYSE at the time of sale. Costs incurred in connection with this offering will be paid by PaineWebber. PaineWebber's principal offices are located at 1285 Avenue of the Americas, New York, New York 10019. Mitchell Hutchins is a wholly owned subsidiary of PaineWebber.

                                USE OF PROCEEDS

     The Trust will not receive any proceeds from the sale of any Shares offered pursuant to this Prospectus. Proceeds received by PaineWebber as a result of its OTC secondary market sales of the Shares will be utilized by PaineWebber in connection with its secondary market operations and for general corporate purposes.

                                TRADING HISTORY



     The Shares are listed and traded on the NYSE under the symbol 'TTR.' The following table sets forth for the Shares for each fiscal quarter within the two most recent fiscal years and each fiscal quarter since the beginning of the current fiscal year: (a) the per Share high and low sales prices as reported by the NYSE; (b) the per Share net asset values, based on the Trust's computation as of 4:00 p.m. Eastern time, on the second to last NYSE business day for the week corresponding to the dates on which the respective high and low sales prices were recorded; and (c) the discount or premium to net asset value represented by the high and low sales prices shown. The range of net asset values and of premiums and discounts for the Shares during the periods shown may
be broader than is shown in this table. On April   , 1997, the closing price per
Share on the NYSE was $     , the Trust's net asset value per Share was $
and the discount to net asset value per Share was (     )%.



                                                                                         (DISCOUNT) OR
                                                                                         PREMIUM TO NET
                                                SALES PRICES       NET ASSET VALUES       ASSET VALUE
                                             ------------------    ----------------    ------------------
PERIOD ENDED                                  HIGH        LOW       HIGH      LOW       HIGH        LOW
------------------------------------------   -------    -------    ------    ------    -------    -------
02/28/95..................................   $11.500    $10.625    $13.11    $12.78     (12.28)%   (16.86)%
05/31/95..................................    12.000     11.250     13.81     13.49     (13.11)    (16.60)
08/31/95..................................    12.250     11.625     13.94     13.85     (12.12)    (16.06)
11/30/95..................................    12.750     12.125     14.37     13.98     (11.27)    (13.27)
02/29/96..................................    13.625     12.375     14.50     14.42      (6.03)    (14.18)
05/31/96..................................    12.875     12.250     14.07     14.18      (8.49)    (13.61)
08/31/96..................................    12.875     12.125     14.37     13.99     (10.40)    (13.33)
11/30/96..................................    13.000     12.500     14.79     14.55     (12.10)    (14.09)
02/28/97..................................


     See 'Description of Shares--Share Repurchases and Tender Offers' as to methods that may be undertaken by the Trust to reduce any discount.

                       INVESTMENT OBJECTIVE AND POLICIES

     The Trust's investment objective is to manage a portfolio of high quality fixed-income and adjustable-rate securities in order to return $15 per Share (the initial public offering price) to investors on or about November 30, 2002, while providing high monthly income. No assurance can be given that the Trust will achieve its investment objective.


     The Trust seeks to return $15 per Share to investors on or about November 30, 2002 by: (1) preserving capital through active management of the Trust's portfolio; (2) reducing, over time, the price sensitivity of the Trust's portfolio to changes in interest rates; and (3) retaining a portion of the income from its investments. The Trust seeks to achieve high monthly income by actively managing its assets in relation to market conditions, interest rate changes and the remaining term of the Trust.

     The Trust normally invests substantially all of its total assets in a diversified portfolio of: (1) Mortgage-Backed Securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; and (2) Mortgage-Backed and Asset-Backed Securities that, at the time of investment, are rated AAA by S&P or Aaa by Moody's or are comparably rated by another NRSRO or, with respect to up to 20% of the Trust's total assets, that are unrated but that, at the time of investment, have been determined by the Sub-Adviser to be of comparable quality to those that are AAA or Aaa. Under normal circumstances, the Trust concentrates at least 25% of its total assets in Mortgage-Backed and Asset-Backed Securities issued or guaranteed by Private Mortgage Lenders or by agencies or instrumentalities of the U.S. government. This concentration policy may not be changed without the approval of the Trust's shareholders.

     In order to seek to reduce the Trust's exposure to certain risks that generally are inherent in Mortgage-Backed Securities, a substantial portion of the Mortgage-Backed Securities held by the Trust normally are PAC Bonds and ARM and Floating Rate Mortgage-Backed Securities. The Sub-Adviser expects that, in the later years of the term of the Trust, an increased proportion of the Trust's total assets may be invested in Asset-Backed Securities, which generally have shorter effective terms to maturity than Mortgage-Backed Securities.

     Mortgage-Backed Securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. Mortgage-Backed Securities (including PAC Bonds) include single- and multi-class mortgage pass-through securities and CMOs and will be: (1) issued or guaranteed by U.S. government agencies or instrumentalities, such as Ginnie Mae, Fannie Mae or Freddie Mac; (2) issued by Private Mortgage Lenders but supported by pools of mortgage loans or other Mortgage-Backed Securities that are guaranteed, directly or indirectly, by the U.S. government or one of its agencies or instrumentalities; or (3) issued by Private Mortgage Lenders without any government guarantee of the underlying mortgage assets, but usually with some form of non-governmental credit enhancement. The types of Mortgage-Backed Securities in which the Trust may invest are described in Appendix A to this Prospectus and in the SAI.

     Mortgage-Backed and Asset-Backed Securities differ from investments in traditional debt securities in that, among other things, principal may be prepaid at any time due to prepayments by the obligors on the underlying loans or other obligations. Such prepayments may reduce the yield to the Trust on Mortgage-Backed and Asset-Backed Securities held in its portfolio and may result in reinvestment of the proceeds of such prepayments at interest rates that are lower than on the prepaid securities. Prepayments are influenced by a variety of economic, geographic, social and other factors. Generally, however, prepayments will increase during periods of declining interest rates and decrease during periods of rising interest rates. The Trust's policy of investing primarily in

Mortgage-Backed and Asset-Backed Securities has the effect of increasing the Trust's exposure to these and other risks related to such securities and might cause the value of the Trust's portfolio securities to fluctuate more than otherwise would be the case. The Sub-Adviser believes that investment by the Trust in PAC Bonds and in ARM and Floating Rate Mortgage-Backed Securities normally reduces the Trust's exposure to the risks of prepayments. See 'Special Characteristics of Mortgage-Backed and Asset-Backed Securities' in the SAI.

     Certain types of mortgage-backed securities, commonly known as CMOs, may be specially structured in a manner that provides any of a wide variety of investment characteristics, such as yield, effective maturity and interest rate sensitivity. As market conditions change, however, and particularly during periods of rapid or unanticipated changes in market interest rates, the attractiveness of the CMO classes and the ability of the structure to provide the anticipated investment characteristics may be significantly reduced. These changes can result in volatility in the market value, and in some instances reduced liquidity, of the CMO class.

     The Trust does not invest in CMO residuals. The Trust may invest no more than an aggregate of 10% of its total assets in Mortgage-Backed Securities constituting IOs, POs (other than IOs and POs that are PAC Bonds) or inverse floating rate obligations or other types of Mortgage-Backed Securities that may be developed in the future and that are determined by the Sub-Adviser to present types and levels of risk that are comparable to such IOs, POs and inverse floating rate obligations. The Trust invests in Specified Mortgage-Backed Securities only when the Sub-Adviser believes that such securities, when combined with the Trust's other investments, would enable the Trust to achieve its investment objective. The yields on Specified Mortgage-Backed Securities generally are more sensitive to changes in interest rates than other Mortgage-Backed Securities. While the Sub-Adviser will seek to limit the impact of these factors on the Trust, no assurance can be given that it will achieve this result.

     The Trust also may invest in Zero Coupon Municipal Securities that are rated AAA by S&P or Aaa by Moody's. While Zero Coupon Municipal Securities do not contribute to the cash available to the Trust for purposes of paying dividends to shareholders, the income retained by the Trust from the accrual of the original issue discount on such securities, together with any other income that is retained by the Trust, can be used to increase the amount available to be distributed to investors on or about November 30, 2002.


     Because accrued original issue discount on Zero Coupon Municipal Securities is generally not taxable to holders, Zero Coupon Municipal Securities have lower yields than other zero coupon securities. The accrued discount on Zero Coupon Municipal Securities in which the Trust invests is generally not taxable to the Trust; however, when distributed to shareholders, that accrued discount will be treated for tax purposes in the same manner as other dividend distributions

(that is, as a taxable dividend to the extent of the Trust's earnings and profits). Any accrued discount from Zero Coupon Municipal Securities that is not distributed will increase the net asset value of the Shares. See 'Dividends and Other Distributions; Dividend Reinvestment Plan' and 'Taxation.'


     Asset-Backed Securities have structural characteristics similar to Mortgage-Backed Securities but relate to assets other than Mortgage Assets. Under current conditions the Sub-Adviser does not intend to invest a significant portion of the Trust's assets in Asset-Backed Securities until the later years of the Trust's term. The Sub-Adviser anticipates that a substantial portion of any Asset-Backed Securities that it acquires for the Trust would be structured in a manner similar to PAC Bonds. New types of Asset-Backed Securities are developed and marketed from time to time by a variety of new and existing issuers, and consistent with its investment limitations, the Trust expects to invest in those new types of Asset-Backed Securities that the Sub-Adviser believes may assist the Trust in achieving its investment objective.

     In order to invest cash reserves or, on a temporary basis, during defensive periods or when, in the opinion of the Sub-Adviser, no suitable Mortgage-Backed or Asset-Backed Securities or Zero Coupon Municipal Securities are available, the Trust may invest in money market instruments and longer-term debt securities of various types, including: (1) U.S. government securities; (2) high quality corporate bonds, debentures, notes and commercial paper that are rated AAA or A-1+ by S&P or Aaa or Prime-1 by Moody's or that have a comparable rating from another NRSRO or that are unrated but that, at the time of investment, have been determined by the Sub-Adviser to be of comparable quality to those that are so rated; (3) bank obligations (including certificates of deposit, time deposits and bankers' acceptances) of domestic banks; and (4) repurchase agreements with respect to any of the foregoing.

     The U.S. government securities in which the Trust may invest include securities that are backed by the full faith and credit of the U.S. government, securities that are supported primarily or solely by the creditworthiness of a U.S. government agency or instrumentality as issuer or guarantor, and securities that are supported primarily or solely by specific pools of assets and the creditworthiness of a government related issuer.


     Repurchase agreements are transactions in which the Trust purchases securities from a bank or recognized securities dealer and simultaneously commits to resell the securities to the bank or dealer at an agreed-upon date or upon demand and at a price reflecting a market rate of interest unrelated to the coupon rate or maturity of the purchased securities. The Trust maintains custody of the underlying securities prior to their repurchase; thus, the obligation of the bank or dealer to pay the repurchase price on the date agreed to is, in effect, secured by such securities. If the value of such securities becomes less than the repurchase price, plus any agreed-upon additional amount, the other party to the agreement is required to provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the securities and the price which was paid by the Trust upon acquisition is accrued as interest and included in the Trust's net investment income. Repurchase agreements carry certain risks not associated with direct investments in securities, including possible declines in the market value of the underlying securities and delays and costs to the Trust if the other party to a repurchase agreement becomes bankrupt. The Trust intends to enter into repurchase agreements only with banks and dealers in transactions believed by the Sub-Adviser to present minimal credit risks in accordance with guidelines established by the Trust's board of directors. Mitchell Hutchins will review and monitor the creditworthiness of such institutions under the board's general supervision.

                   RISK FACTORS AND OTHER INVESTMENT POLICIES

RETURN OF $15 PER SHARE


     To the extent capital losses realized by the Trust on dispositions of securities are not offset by capital gains realized in the same or in subsequent years (subject to the eight-year limit on capital loss carryforwards under the federal tax law) and by income retained on its investments, the Trust may be unable to distribute $15 per Share to its shareholders at the end of the Trust's term. Also, in order to avoid the imposition of the Excise Tax, the Trust would need to distribute all or a substantial portion of any taxable income and net capital gain (in excess of any available capital loss carryforwards) in the year in which they are earned or realized. By retaining a portion of the income on its investments, the Trust expects to incur some Excise Tax liability. Moreover, the Trust would need to distribute all of its taxable income and net capital gain (in excess of any available capital loss carryforwards) in the year in which they are earned or realized, or within 12 months thereafter, in order to avoid the imposition of federal income tax. In order to return $15 per Share to its shareholders at the end of its term, the Trust also must recoup amounts paid by the Trust in connection with its organization and its initial public offering.


     Due to the adverse conditions that affected the Mortgage-Backed Securities markets during 1994, the Trust sustained realized and unrealized capital losses aggregating approximately $20.5 million. Based on current conditions, it is uncertain that the Trust will be able to return a full $15 per Share to investors on or about November 30, 2002. The Sub-Adviser intends to manage the Trust so that the amount available to distribute to shareholders at that date will be as much as possible while still providing high monthly income.



     The Trust expects to continue to retain a portion of the accrued income on the investments in its portfolio, provided that such retention is consistent with maintenance of its status as a regulated investment company ('RIC') for federal income tax purposes. Such retained income is intended to increase the net asset value of the Trust. See 'Investment Objective and Policies.' No assurance can be given that such results will be achieved.


INTEREST RATE SENSITIVITY

     The yield on debt securities, including Mortgage-Backed and Asset-Backed Securities and Zero Coupon Municipal Securities, depends on a variety of factors, including general market conditions for such securities, the financial condition of the issuer, the size of the particular offering, the maturity, credit quality and rating of the security and, in the case of securities of municipal issuers, expectations regarding changes in income tax rates. Generally, the longer the maturity of such a security, the higher its yield and the greater its volatility. The market value of debt securities, and accordingly the Trust's net asset value, normally will vary inversely with changes in interest rates. Such changes in the values of the securities held by the Trust will affect the net asset value of Shares. Neither the issuance by, nor the guarantee of a U.S. government agency, nor a AAA or equivalent rating for a security constitutes assurance that the security will not fluctuate in value or that the Trust will receive the originally anticipated yield on the security.

     The yields on Specified Mortgage-Backed Securities (including IOs, POs (other than IOs and POs that are PAC Bonds) and inverse floating rate obligations), in which the Trust may invest up to 10% of its total assets, on IOs and POs that are PAC Bonds, and on Zero Coupon Municipal Securities generally are more sensitive to changes in interest rates than most Mortgage-Backed Securities. The Trust is not limited in its ability to invest in IOs and POs that are PAC Bonds. The yields on most IOs and POs are extremely sensitive to the rate of principal payments (including prepayments), which can result in price volatility and, in the case of IOs, can result in the Trust failing to recoup fully its initial investment in such securities even though the securities may be issued or guaranteed by a U.S. government agency or be rated in the highest rating category by a NRSRO. Due to their planned amortization structure, yields on IOs and POs that are PAC Bonds generally do not have the same sensitivity to prepayments as other IOs and POs unless, among other things, the actual prepayment experience on the underlying mortgage loans fails to fall within the range contemplated when the PAC Bonds were created. While the Sub-Adviser will seek to limit the impact of these factors on the Trust, no assurance can be given that it will achieve this result.

     The market value of an inverse floating rate obligation will be more volatile than that of a fixed-rate obligation and, like most debt obligations, will vary inversely with changes in interest rates. Some inverse floating rate obligations have coupon rates that adjust to changes in market interest rates to a greater degree than the change in the market rate and, accordingly, have investment characteristics similar to investment leverage. As a result, the market value of such inverse floating rate obligations are subject to greater risk of fluctuation than other Mortgage-Backed Securities, and such fluctuations could adversely affect the ability of the Trust to achieve its investment objective.

LEVERAGE

     The Trust may engage in leverage through the use of mortgage dollar rolls and reverse repurchase agreements. Leveraging exaggerates changes in the net asset value of the Shares and in the yield on the Trust's portfolio, which may, in turn, result in increased volatility of the market price of the Shares. Leverage also creates interest expenses for the Trust, which can exceed the income from the assets obtained with the proceeds. To the extent the income derived from securities purchased with funds obtained through leverage exceeds the interest and other expenses that the Trust will have to pay in connection with such leverage, the Trust's net income will be greater than if leverage were not used. Conversely, if the income from the assets obtained through leverage is not sufficient to cover the cost of leverage, the net income of the Trust will be less than if leverage were not used, and therefore the amount available for distribution to shareholders will be reduced. Because of the short-term nature of the funding available in the dollar roll and reverse repurchase markets, relatively low transactions costs, wide availability of funds at favorable terms and the ability to increase or decrease the amount of outstanding borrowing in a relatively short period of time, the Trust expects that substantially all of its leverage will be in the form of mortgage dollar rolls and reverse repurchase agreements.

     The Trust is authorized to borrow money for investment purposes in an amount up to 33 1/3% of its total assets (including the amount of the borrowing and any other indebtedness representing 'senior securities' under the 1940 Act but reduced by any liabilities and indebtedness other than senior securities). The Trust is also authorized to borrow an additional 5% of its total assets without regard to the foregoing limitation for temporary purposes such as clearance of portfolio transactions, the payment of dividends and Share repurchases. Borrowing constitutes leverage, a speculative technique. The use of leverage provides the opportunity for increased net income but, at the same time, involves special risks. The Trust will only use leverage when the Sub-Adviser believes that such leverage will benefit the Trust after taking such risks into consideration.

     Mortgage Dollar Rolls. Mortgage dollar rolls are transactions in which the Trust sells Mortgage-Backed Securities for delivery in the current month and simultaneously contracts to purchase substantially similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the Trust forgoes principal and interest paid on the Mortgage-Backed Securities. The Trust is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the 'drop') as well as by the interest earned on the cash proceeds of the initial sale. The Trust also may be compensated through the receipt of fee income equivalent to a lower forward price. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the Trust compared with what such performance would have been without the use of mortgage dollar rolls. At the time the Trust enters into a mortgage dollar roll, the Trust's custodian segregates cash or liquid securities having a value not less than the forward purchase price. Mortgage dollar rolls will be considered borrowings and, accordingly, will be subject to the Trust's 33 1/3% limitation on borrowings.


     Mortgage dollar rolls involve certain risks including the risk that the broker-dealer to whom the Trust sells the security becomes insolvent, the Trust's right to purchase or repurchase the mortgage-related securities subject to the mortgage dollar roll may be restricted, and the instrument which the Trust is required to repurchase may be worth less than an instrument which the Trust originally held. Successful use of Trust mortgage dollar rolls will depend upon the Sub-Adviser's ability to predict correctly interest rates and mortgage prepayments. For these reasons, there is no assurance that mortgage dollar rolls can be successfully employed.


     Reverse Repurchase Agreements. The Trust also has engaged in leverage by entering into reverse repurchase agreements with the same parties with whom it may enter into repurchase agreements. Under a reverse repurchase agreement, the Trust sells securities and agrees to repurchase them at a mutually agreed date or upon demand and at a price reflecting a market rate of interest. At the time the Trust enters into a reverse repurchase agreement, an approved custodian segregates cash or liquid securities having a value not less than the repurchase price (including accrued interest). The market value of securities sold under reverse repurchase agreements typically is greater than the proceeds of the sale, and accordingly, the market value of the securities sold is likely to be greater than the value of the securities in which the Trust invests those proceeds. Thus, reverse repurchase agreements involve the risk that the buyer of the securities sold by the Trust might be unable to deliver them when the Trust seeks to repurchase. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Trust's obligation to repurchase the securities and the Trust's use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Reverse repurchase agreements will be considered borrowings and, accordingly, will be subject to the Trust's 33 1/3% limitation on borrowings.



     Effect of Leverage. The Trust's portfolio must experience an annual return of 1.30% in order to cover the 5.51% annualized rate of interest on reverse repurchase agreements outstanding as of November 30, 1996. Such percentages are not necessarily indicative of the annualized rate of interest on the Trust's outstanding senior securities, or of the annual return necessary to cover such rate of interest, as of other dates. The following table may assist the investor in understanding the effects of leverage by illustrating the effect of leverage on return to a shareholder. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.



Assumed Return on Portfolio (Net
  of Expenses)...................      -10%       -5%         0%     1.30%       5%        10%
Corresponding Return to
  Shareholder....................   -17.52%    -9.76%     -2.01%        0%    5.74%     13.50%



LENDING OF PORTFOLIO SECURITIES


     The Trust is authorized to lend portfolio securities with a value of up to 33 1/3% of its total value of its portfolio securities to broker-dealers or institutional investors that Mitchell Hutchins or the Sub-Adviser deems qualified, but only when the borrower maintains acceptable collateral, with the Trust's custodian in amount, marked to market daily, at least equal to the market value of the securities loaned, plus accrued interest and dividends. Acceptable collateral is limited to cash, U.S. government securities and irrevocable letters of credit that meet certain guidelines established by Mitchell Hutchins. In determining whether to lend securities to a particular broker-dealer or institutional investor, Mitchell Hutchins will consider, and during the period of the loan will monitor, all relevant facts and circumstances, including the creditworthiness of the borrower. The Trust will retain authority to terminate any loans at any time. The Trust may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash held as collateral to the borrower or placing broker. The Trust will receive reasonable interest on the loan or a flat fee from the borrower and amounts equivalent to any dividends, interest or other distributions on the securities loaned. The Trust will regain record ownership of loaned securities to exercise beneficial rights, such as voting and subscription rights, when regaining such rights is considered by to be in the Trust's interest.



WHEN-ISSUED AND DELAYED DELIVERY SECURITIES


     The Trust may purchase debt securities on a when-issued basis or may purchase or sell debt securities for delayed delivery. In when-issued or delayed delivery transactions, delivery of the securities occurs beyond normal settlement periods, but no payment or delivery is made by the Trust prior to the actual delivery or payment by the other party to the transaction. The Trust does not accrue income with respect to a when-issued or delayed delivery security prior to its stated delivery date. A security purchased on a when-issued or delayed delivery basis is recorded as an asset on the commitment date and is subject to changes in market value, generally based upon changes in the level of interest rates. Thus, fluctuations in the value of the security from the time of the commitment date will affect the Trust's net asset value. When the Trust commits to purchase securities on a when-issued or delayed delivery basis, its custodian sets aside in a segregated account cash or liquid securities with a market value equal to the amount of the commitment. If necessary, additional assets are placed in the account daily so that the value of the account equals or exceeds the amount of the Trust's purchase commitment. Placing securities rather than cash in the segregated account may have a leveraging effect on the Trust's net asset value per share; that is, to the extent that the Trust remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued or delayed delivery basis, greater fluctuations in its net asset value per share may occur than if it had set aside cash to satisfy its purchase commitments.


STRATEGIC TRANSACTIONS

     The Trust may use the investment strategies described below to hedge various market risks (such as the risk of changes in interest rates), to manage the effective maturity or interest rate sensitivity of its portfolio or to enhance income or realize gains. New financial products and risk management techniques continue to be developed, and the Trust may use these products and techniques to the extent consistent with its investment objective and regulatory and tax considerations.

     In pursuing these investment strategies, the Trust may purchase and sell exchange-listed and OTC put and call options (including straddles and spreads) on securities, financial futures, interest rate indices and other financial instruments, purchase and sell financial futures contracts and enter into interest rate protection transactions, including interest rate swaps, caps, collars and floors (all of the foregoing transactions are referred to collectively as 'Strategic Transactions'). Strategic Transactions may be used to attempt to protect against possible changes in the market value of securities held in or to be purchased for the Trust's portfolio, to protect the Trust's unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities, to manage the effective maturity or interest rate sensitivity of the Trust's portfolio or to establish a position as a temporary substitute for purchasing or selling particular securities. Some Strategic Transactions may also be used to enhance income or realize gains. The Trust may enter into Strategic Transactions under which up to 100% of the Trust's portfolio assets is at risk.

     The Trust might not employ any Strategic Transactions, and there can be no assurance that any Strategic Transactions used will succeed. The use of Strategic Transactions involves certain risks, including: (1) the fact that skills needed to use Strategic Transactions are different from those needed to select the Trust's securities; (2) possible imperfect correlation, or even no correlation, between price movements of Strategic Transactions and price movements of related portfolio positions; (3) the fact that, while Strategic Transactions can reduce risk of loss, they can also reduce the opportunity for gain, or even result in losses, by offsetting favorable price movements in related portfolio positions; and (4) the possible inability of the Trust to purchase or sell a portfolio security at a time that otherwise would be favorable for it to do so, or the possible need for the Trust to sell a portfolio position at a disadvantageous time, due to the need for the Trust to maintain 'cover' or segregate assets in connection with Strategic Transactions and the possible inability of the Trust to close out or to liquidate its related portfolio position. Strategic Transactions also are subject to the risk that, if the Sub-Adviser is incorrect in its forecast of interest rates, market values or other economic factors affecting such a transaction, the Trust would have been better off if it had not entered into the Strategic Transaction. See the SAI for additional information on Strategic Transactions.

ILLIQUID SECURITIES

     The Trust may invest up to 20% of its total assets (determined at the time of investment) in illiquid securities. 'Illiquid securities' for this purpose are securities that cannot be disposed of within seven days at approximately the amount at which the Trust has valued the securities and includes, among other things, certain Zero Coupon Municipal Securities, purchased OTC options, repurchase agreements maturing in more than seven days and restricted securities other than Rule 144A securities and commercial paper that the Sub-Adviser has determined to be liquid pursuant to guidelines established by the Trust's board of directors. The Trust may not be able to sell illiquid securities when the Sub-Adviser considers it desirable to do so or may have to sell such securities at a price lower than could be obtained if they were more liquid. Also, the sale of illiquid securities may require more time and result in higher dealer discounts, brokerage commissions and other selling expenses than does the sale of securities that are not illiquid. The lack of a liquid secondary market for illiquid securities may make it more difficult for the Trust to assign a value to those securities for purposes of valuing the Trust's portfolio and calculating its net asset value. Under current guidelines of the staff of the SEC, IOs and POs are considered illiquid. However, IO and PO classes of fixed-rate Mortgage-Backed Securities issued by the U.S. government or one of its agencies or instrumentalities will not be considered illiquid if the Sub-Adviser has determined that they are liquid pursuant to guidelines established by the Trust's board of directors. All or a portion of the assets used as cover for OTC options also may be considered illiquid.


PORTFOLIO TURNOVER


     Portfolio turnover may vary from year to year and will not be a limiting factor when the Sub-Adviser deems portfolio changes appropriate. Higher portfolio turnover will result in higher Trust expenses, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on reinvestment in other securities. The portfolio turnover rate is calculated by dividing the lesser of the Trust's annual sales or purchases of portfolio securities (exclusive of purchases or sales of securities whose maturities at the time of acquisition were one year or less) by the monthly average value of the securities in the portfolio during the year. The Trust's portfolio turnover rates for the last two fiscal years were 127% and 103%, respectively.

MARKET PRICE OF SHARES

     Shares of the Trust and of other closed-end investment companies frequently trade at a discount from net asset value. See 'Trading History.' Whether investors will realize gains or losses upon the sale of Shares will not depend directly upon changes in the Trust's net asset value, but will depend upon whether the market price of the Shares at the time of sale is above or below the original purchase price for the Shares. The market price of the Shares is determined by such factors as relative demand for and supply of such shares in the market, general market and economic conditions, changes in the Trust's net asset value and other factors beyond the control of the Trust. There is a risk that, for example, a shareholder who sells Shares of the Trust at a time when they are trading at a discount could incur a loss of capital even if the Trust's net asset value has not declined since the shareholder purchased the Shares. This market risk is separate and distinct from the risk that the Trust's net asset value may decrease. Accordingly, the Shares are designed primarily for long-term investors and should not be viewed as a vehicle for trading purposes.

OTHER INFORMATION

     The Trust's investment objective and certain investment limitations described in the SAI are fundamental policies that may not be changed without shareholder approval. All other investment policies may be changed by the Trust's board of directors without shareholder approval.

                            MANAGEMENT OF THE TRUST

INVESTMENT ADVISORY AND ADMINISTRATION ARRANGEMENTS


     Subject to the supervision of the Trust's board of directors, investment advisory and administration services are provided to the Trust by Mitchell Hutchins pursuant to an Investment Advisory and Administration Contract dated as of December 18, 1992 ('Mitchell Hutchins Contract'). Mitchell Hutchins' principal business address is 1285 Avenue of the Americas, New York, New York 10019. Mitchell Hutchins is a wholly owned subsidiary of PaineWebber, which is a wholly owned subsidiary of Paine Webber Group Inc., a publicly held financial services holding company. Mitchell Hutchins provides investment advisory and portfolio management services to investment companies, pension funds and other institutional, corporate and individual clients. As of December 31, 1996, Mitchell Hutchins served as investment adviser or sub-adviser to 30 registered investment companies with 64 separate portfolios having aggregate assets of approximately $31.4 billion.



     Goldman Sachs Funds Management, L.P. serves as the Sub-Adviser under a Sub-Investment Advisory Contract with Mitchell Hutchins dated as of December 18, 1992. The Sub-Adviser makes investment decisions and places orders to buy, sell or hold particular securities for the Trust. The Sub-Adviser's principal business address is One New York Plaza, New York, New York 10004. The Sub-Adviser is a limited partnership that is indirectly controlled by Goldman Sachs Group, L.P. through Goldman Sachs Funds Management, Inc. The Sub-Adviser is able to draw on the substantial research and market expertise of its affiliate, Goldman, Sachs & Co., which is among the oldest and largest investment banking firms in the United States. The Sub-Adviser and its affiliates provide investment advisory and portfolio management services to pension funds, investment companies and other institutional, corporate and individual clients. As of December 24, 1996, total assets under the management of the Sub-Adviser and its affiliates were approximately $95.1 billion. Of this amount, approximately $24.4 billion represented assets invested in fixed-income securities.

     Pursuant to the Mitchell Hutchins Contract, Mitchell Hutchins provides a continuous investment program for the Trust and makes investment decisions and places orders to buy, sell or hold particular securities; Mitchell Hutchins has delegated these responsibilities to the Sub-Adviser subject to the supervision of Mitchell Hutchins. As administrator, Mitchell Hutchins supervises all matters relating to the operation of the Trust and provides for it corporate, administrative and clerical personnel, office space, equipment and services, including arranging for the periodic preparation, updating, filing and dissemination of proxy materials, tax returns and reports to the Trust's board of directors, shareholders and regulatory authorities. The Trust pays Mitchell Hutchins, as investment adviser and administrator, an investment advisory fee in an amount equal to an annual fee of 0.50% of the Trust's average weekly net assets, and an administration fee in an amount equal to an annual fee of 0.20% of the Trust's average weekly net assets; each such fee is computed weekly and payable monthly. Mitchell Hutchins (not the Trust) pays the Sub-Adviser a fee, computed weekly and payable monthly, in an amount equal to one-half of the investment advisory fee received by Mitchell Hutchins from the Trust.



     The Trust incurs various other expenses in its operations, such as custody and transfer agency fees, brokerage commissions, professional fees, expenses of board and shareholder meetings, fees and expenses relating to registration of its Shares, taxes and governmental fees, fees and expenses of the directors, costs of obtaining insurance, expenses of printing and distributing shareholder materials, organizational expenses, including costs or losses to any litigation. For the fiscal years ended November 30, 1996, November 30, 1995 and November 30, 1994, the Trust's total expenses, stated as a percentage of average net assets, were 3.13%, 3.42% and 2.72%, respectively.


     Since March 1993, Ms. Sharmin Mossavar-Rahmani has been responsible for the management of the Trust's portfolio and, subject to Ms. Mossavar-Rahmani's supervision, Jonathan A. Beinner has provided day-to-day portfolio management for the Trust. Ms. Mossavar-Rahmani is the Chief Investment Officer of Goldman Sachs Asset Management and a Director of the Sub-Adviser responsible for fixed-income investments. For six years prior to joining the Sub-Adviser in 1993, Ms. Mossavar-Rahmani was employed by Fidelity Management Trust Company, where most recently she was Chief Investment Officer responsible for all separate and commingled fixed income accounts. Mr. Beinner joined the Sub-Adviser in 1990 after working in the trading and arbitrage group of Franklin Savings Association and is currently a Vice President of the Sub-Adviser.


     Mitchell Hutchins and Sub-Adviser investment personnel may engage in securities transactions for their own accounts pursuant to separate codes of ethics that establish procedures for personal investing and restrict certain transactions.


         DIVIDENDS AND OTHER DISTRIBUTIONS; DIVIDEND REINVESTMENT PLAN

DIVIDENDS AND OTHER DISTRIBUTIONS


     The Trust declares and pays monthly dividends from its net investment income. 'Net investment income,' as used herein, includes all interest (including any accrued tax-exempt original issue discount on Zero Coupon Municipal Securities) and other ordinary income earned by the Trust on its portfolio holdings and net short-term capital gains, net of the Trust's expenses. The Trust has retained, and currently intends to continue to retain, until its final liquidating distribution, a portion of its income from investments. The Trust expects that all or a portion of its net capital gain, if any, in excess of available capital loss carryforwards will be distributed at least once annually. If the Trust realizes any capital losses on dispositions of securities that are not offset by capital gains realized on dispositions of other securities and by retained income on its investments, the Trust may be unable to distribute to its shareholders at the end of its term $15 per Share then outstanding. In addition, the timing of the realization of any such capital gains or capital losses, and the possibility that the Trust may be required to distribute all or a portion of any such gains prior to its termination date, as well as the level of income earned by the Trust, may adversely affect its ability to distribute $15 per Share at the end of its term. See 'Investment Objective and Policies' and 'Risk Factors and Other Investment Policies.'

     Various factors may affect the level of the Trust's income, including the asset mix, interest rates, the remaining term of the Trust, the amount of leverage utilized by the Trust and the Trust's use of Strategic Transactions. A significant decline in market rates of interest may have an adverse effect on the income earned and dividends paid by the Trust. In addition, the Trust's income and dividends may decline in later years. The Trust expects that a final liquidating distribution to shareholders of its net assets will be made on or about the termination of the Trust.

     The Trust may not declare any dividend (other than a dividend payable in Shares) or any other distribution on the Shares, and may not purchase any Shares, unless at the time of such declaration or purchase the amount of the Trust's obligations constituting senior securities does not exceed 33 1/3% of its total assets (computed as specified in the 1940 Act) after deducting the amount of such dividend, other distribution or purchase. See 'Description of the Shares--Share Repurchases and Tender Offers.'

DIVIDEND REINVESTMENT PLAN

     Under the Plan, all shareholders whose Shares are registered in their own names, or in the name of PaineWebber (or its nominee), have all dividends and other distributions payable to them automatically reinvested in additional Shares, unless such shareholders elect to receive cash. Shareholders may affirmatively elect to receive all dividends and other distributions in cash paid by check mailed directly to them by PNC Bank, National Association ('Transfer Agent'), as dividend disbursing agent. Shareholders who hold their Shares in the name of a broker or nominee other than PaineWebber (or its nominee) should contact such broker or nominee to determine whether, or how, they may participate in the Plan. The ability of such shareholders to participate in the Plan may change if their Shares are transferred into the name of another broker or nominee.

     The Transfer Agent serves as agent for the shareholders in administering the Plan. After the Trust declares a dividend or determines to make another distribution, the Transfer Agent, as agent for the participants, receives the cash payment and uses it to buy Shares in the open market, on the NYSE or otherwise, for the participants' accounts. Such Shares may be purchased at prices that are higher or lower than the net asset value per Share at the time of purchase. The number of Shares purchased with each distribution to a particular shareholder equals the result obtained by dividing the amount of the distribution payable to that shareholder by the average price per Share (including applicable brokerage commissions) that the Transfer Agent was able to obtain in the open market. The Trust will not issue any new Shares in connection with the Plan. The Transfer Agent maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records.

Shares in the account of each Plan participant are held by the Transfer Agent in non-certificated form in the name of the participant, and each shareholder's proxy will include the Shares purchased pursuant to the Plan.

     There is no charge to participants for reinvesting dividends or other distributions. The Transfer Agent's fees for the handling of reinvestment of distributions are paid by the Trust. However, each participant pays a pro rata share of brokerage commissions incurred with respect to the Transfer Agent's open market purchases of Shares in connection with the reinvestment of distributions. The automatic reinvestment of dividends and other distributions does not relieve participants of any income tax that may be payable on such distributions. See 'Taxation.'

     A holder who has elected to participate in the Plan may terminate participation in the Plan at any time without penalty, and shareholders who have previously terminated participation in the Plan may rejoin it at any time. Changes in elections must be made in writing to the Transfer Agent and should include the shareholder's name and address as they appear on the Share certificate. An election to terminate participation in the Plan, until such election is changed, is deemed to be an election by a shareholder to take all subsequent distributions in cash. An election will be effective only for distributions declared and having a record date at least ten days after the date on which the election is received.

     Experience under the Plan may indicate that changes are desirable. Accordingly, the Trust reserves the right to amend or terminate the Plan with respect to any dividend or other distribution if notice of the change is sent to Plan participants at least 30 days before the record date for such distribution. The Plan also may be amended or terminated by the Transfer Agent by at least 30 days' written notice to all Plan participants. All correspondence concerning the Plan should be directed to the Transfer Agent at PNC Bank, National Association, c/o PFPC Inc., P.O. Box 8950, Wilmington, Delaware 19899.

                                    TAXATION

     The Trust intends to continue to qualify for treatment as a RIC under the Internal Revenue Code. For each taxable year that the Trust so qualifies, it (but not its shareholders) will be relieved of federal income tax on that part of its investment company taxable income (consisting generally of taxable net investment income, net short-term capital gain and net realized gains from certain transactions) and net capital gain that is distributed to its shareholders. To continue to qualify for treatment as a RIC, the Trust must, among other things, distribute to its shareholders for each taxable year at least 90% of its investment company taxable income and net tax-exempt income (including original issue discount on Zero Coupon Municipal Securities) ('Distribution Requirement'). The Trust's distributions for any year, for purposes of determining both its income tax liability and whether it satisfies the Distribution Requirement (but not liability for the Excise Tax), include not only distributions made during the year but also distributions, made within 12 months after the end of the year, that satisfy certain specific requirements (known as 'spillover distributions'). Spillover distributions will be taxable to the Trust's shareholders for the taxable year in which they are received, not the year to which they relate. The Trust intends to utilize spillover distributions to avoid income tax liability and maintain its qualification for treatment as a RIC.

     Dividends from the Trust's net investment income (including dividends attributable to any tax-exempt interest income or original issue discount and net short-term capital gains, if any) are taxable to its shareholders as ordinary income to the extent of its earnings and profits, whether received in cash or reinvested in additional Shares. It is not expected that any portion of the Trust's distributions will be eligible for the dividends-received deduction available for corporations.


     Distributions of the Trust's net capital gain, if any, are taxable to its shareholders as long-term capital gains, regardless of the length of time they have held their Shares. (The Trust's distributable net capital gain for any taxable year equals its net capital gain realized during the year less any available capital loss carryforwards. At November 30, 1996, the Trust had net capital loss carryforwards of approximately $6.2 million.) The Trust may decide to retain for reinvestment all or a portion of its net capital gain and to pay tax on the undistributed portion. If the Trust did so, it would designate that portion as undistributed capital gains by notice to its shareholders. In that event, each person who was a shareholder of record on the last day of the Trust's taxable year would be required to include his proportionate share of the designated gains in calculating his own long-term capital gains. Each such shareholder would be allowed, however, to credit against his federal income tax liability his proportionate share of the income tax imposed on the Trust with respect to the undistributed capital gains and to increase the basis of his Shares by 65% of his proportionate share of those gains.

     Although the Trust intends to distribute a sufficient amount of its net investment income each year (either during the year or by spillover distributions applicable to the year) so as to satisfy the Distribution Requirement, it expects to retain enough of the income on its investments to incur some Excise Tax Liability. The Trust may decide to retain for reinvestment all or a portion of its net investment income and net capital gain. If it did so, the net investment income and undistributed gain would be taxed to the Trust at corporate income tax rates, in addition to possibly being subject to the Excise Tax.

     A participant in the Plan is treated as having received a distribution in the amount of cash used to purchase Shares on his behalf, including a pro rata portion of the brokerage fees incurred by the Transfer Agent. An investor should be aware that if Shares are purchased shortly before the record date for any dividend or other distribution, the investor will pay full price for the Shares and could receive some portion of the price back as a taxable distribution. Shareholders who are not liable for tax on their income and whose Shares are not debt-financed are not required to pay tax on dividends or other distributions they receive from the Trust.

     Dividends and other distributions declared by the Trust in October, November or December of any year and payable to shareholders of record on a date in any of those months will be deemed to have been paid by the Trust and received by the shareholders on December 31 of that year if the distributions are paid by the Trust during the following January. Accordingly, those distributions will be taxed to shareholders for the year in which that December 31 falls. The Trust notifies its shareholders following the end of each calendar year of the amounts of dividends and capital gain distributions paid (or deemed paid) that year.


     Upon a sale or exchange of Shares (including a sale pursuant to a Share repurchase or tender offer by the Trust) or upon receiving a distribution in liquidation of the Trust, a shareholder generally will recognize a taxable gain or loss (equal to the difference between his adjusted basis for the Shares and the amount realized), which will be treated as a capital gain or loss if the Shares are capital assets in the shareholder's hands and will be a long-term capital gain or loss if the Shares have been held for more than one year. Notwithstanding this general rule, however, any loss realized on a sale or exchange of Shares (1) will be treated as a long-term, rather than as a short-term, capital loss to the extent of the sum of any capital gain distributions received thereon plus the share of undistributed capital gains designated with respect thereto, if the shares were held for six months or less and (2) will be disallowed to the extent those Shares are replaced by other Shares within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Shares (which could occur, for example, as the result of participation in the Plan), in which event, the replacement Shares' basis would be adjusted to reflect the disallowed loss.



     The Trust is required to withhold 31% of all dividends, capital gain distributions and repurchase proceeds payable to any individuals and certain other non-corporate shareholders who do not provide the Trust with a correct taxpayer identification number. Withholding at that rate also is required from dividends and capital gain distributions payable to such shareholders who otherwise are subject to backup withholding.


     The Trust is not intended to be an investment for non-U.S. persons.

     The foregoing is only a summary of some of the important federal tax considerations affecting the Trust and its shareholders; see the SAI for a further discussion. There may be other federal, state or local tax considerations applicable to a particular investor. Prospective shareholders are therefore urged to consult their tax advisers.

                           DESCRIPTION OF THE SHARES

     The Trust is authorized to issue 200 million shares of common stock, $0.001 par value. The information contained under this heading is subject to the provisions contained in the Trust's Articles of Incorporation ('Articles') and By-Laws.

THE SHARES

     Shares of the Trust have no preemptive, conversion, exchange or redemption rights. Each Share has equal voting, dividend, distribution and liquidation rights. The Shares are fully paid and nonassessable. Shareholders are entitled to one vote per Share. All voting rights for the election of directors are noncumulative, which means that the holders of more than 50% of the shares can elect 100% of the directors then nominated for election if they choose to do so and, in such event, the holders of the remaining Shares will not be able to elect any directors.


     The Articles provide that the Trust will terminate on or about November 30, 2002, without shareholder approval. In connection with such termination, the Trust will liquidate all of its assets and distribute to shareholders the net proceeds therefrom after making appropriate provision for any liabilities of the Trust. Prior to such termination, however, the board of directors of the Trust will consider whether it is in the best interests of the shareholders to terminate and liquidate the Trust without shareholder approval notwithstanding the provision of the Articles. In considering the matter, the board of directors will take into account, among other factors, the adverse effect which capital losses realized upon disposition of securities in connection with liquidation (if any such losses are anticipated) would have on the Trust and its shareholders. In the event that the board of directors determines that under the circumstances, termination and liquidation of the Trust on or about November 30, 2002 without a shareholder vote would not be in the best interests of shareholders, the board of directors will call a special meeting of shareholders to consider an appropriate amendment to the Articles. The Articles require the affirmative vote of the holders of at least 66 2/3% outstanding Shares to approve such an amendment. The foregoing provisions of the Articles are goverened by the laws of the State of Maryland and not the 1940 Act. Under the rules of the NYSE applicable to listed companies, the Trust normally will be required to hold an annual meeting of shareholders in each year. If for any reason the Shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Trust may decide not to hold annual meetings of shareholders.


     Any additional offerings of the Shares, if made, will require approval of the Trust's board of directors and will be subject to the requirement of the 1940 Act that Shares may not be sold at a price below the then current net asset value, exclusive of underwriting discounts and commissions, except, among other things, in connection with an offering to existing shareholders or with the consent of the holders of at least a majority of the Trust's outstanding voting securities. The Trust has no present intention of issuing any additional Shares.


     The following chart indicates the Shares outstanding as of April   , 1997.



                                                                                     AMOUNT OUTSTANDING
                                                            AMOUNT HELD BY        EXCLUSIVE OF AMOUNT HELD
                                                         REGISTRANT OR FOR ITS    BY REGISTRANT OR FOR ITS
TITLE OF CLASS                      AMOUNT AUTHORIZED           ACCOUNT                   ACCOUNT
---------------------------------   -----------------    ---------------------    ------------------------
Common Stock.....................      200,000,000

SHARE REPURCHASES AND TENDER OFFERS


     In recognition of the possibility that the Shares may trade at a discount to net asset value and that any such discount may not be in the best interests of shareholders, the Trust's board of directors has determined that it will consider taking action to attempt to reduce or eliminate any discount. To that end, the board at least annually considers, in consultation with Mitchell Hutchins, whether to take action either to repurchase Shares in the open market or to make a tender offer for the Shares at their net asset value. At such times the board may consider such factors as the market price of the Shares, the net asset value of the Shares, the liquidity of the assets of the Trust, whether such transactions would impair the Trust's status as a RIC, general economic conditions and such other events or conditions that the board believes may have a material effect of the Trust's ability to consummate such transactions. Under certain circumstances, it is possible that open market repurchases or tender offers may constitute a distribution under the Internal Revenue Code to the remaining shareholders of the Trust. The Trust may borrow to finance repurchases and tender offers. Interest on any such borrowings will reduce the Trust's net income.



     In July 1995, the Trust commenced a program of repurchasing Shares in the open market. As of January 31, 1997, the Trust had repurchased approximately
[     ] million Shares under that program. There can be no assurance that the board of directors will continue that Share repurchase program or decide to undertake any tender offers or that any such acts will result in the Shares trading at a price that is equal or close to net asset value per Share. The market price of Shares will be determined by, among other things, the relative demand for and supply of Shares in the market, the Trust's investment performance, the Trust's dividends and yield and investor perception of the Trust's overall attractiveness as an investment as compared with other investment alternatives. Nevertheless, the fact that the Shares may be the subject of tender offers at net asset value from time to time may reduce the spread that might otherwise exist between the market price of the Shares and net asset value per Share. In the opinion of Mitchell Hutchins, sellers may be less inclined to accept a significant discount if they have a reasonable expectation of being able to recover net asset value in conjunction with a possible tender offer.


     Although the board of directors believes that Share repurchases and tender offers generally would have a favorable effect on the market price of the Shares, it should be recognized that the Trust's acquisition of Shares would decrease the Trust's total assets and therefore have the effect of increasing the Trust's expense ratio and decreasing the asset coverage with respect to any outstanding borrowings. Because of the nature of the Trust's investment objective, policies and portfolio, under current market conditions Mitchell Hutchins anticipates that repurchases and tender offers generally should not have a material, adverse effect on the Trust's investment performance and that the Sub-Adviser generally should not have any material difficulty in disposing of portfolio securities in order to consummate Share repurchases and tender offers; however, this may not always be the case.

     Any tender offer made by the Trust for its Shares generally would be at a price equal to the net asset value of the Shares on a date subsequent to the Trust's receipt of all tenders. Each offer would be made, and the shareholders would be notified, in accordance with the requirements of the Securities Exchange Act of 1934 and the 1940 Act, either by publication or mailing or both. Each offering document would contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder. Each person tendering Shares would pay to the Trust's Transfer Agent a service charge to help defray certain costs, including the processing of tender forms, effecting payment, postage and handling. Any such service charge would be paid directly by the tendering shareholder and would not be deducted from the proceeds of the purchase. The Transfer Agent would receive the fee as an offset to these costs. The Trust expects that the costs of effecting a tender offer would exceed the aggregate of all service charges received from those who tender their Shares. Costs associated with the tender would be charged against capital.

     Tendered Shares that have been accepted and purchased by the Trust will be held in the Trust's treasury until retired by the board. If treasury Shares are retired, Shares issued and outstanding and capital in excess of par will be reduced. If tendered Shares are not retired, the Trust may hold, sell or otherwise dispose of the Shares for any lawful corporate purpose as determined by the board of directors.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE ARTICLES OF INCORPORATION


     The Trust's Articles contain provisions that have the effect of limiting:
(1) the ability of other entities or persons to acquire control of the Trust;
(2) the Trust's freedom to engage in certain transactions; and (3) the ability of the Trust's directors or shareholders to amend the Articles. These provisions of the Articles may be regarded as 'anti-takeover' provisions. Under Maryland law and the Trust's Articles, the affirmative vote of the holders of at least a majority of the votes entitled to be cast is required for the consolidation of the Trust with another corporation, a merger of the Trust with or into another corporation (except for certain mergers in which the Trust is the successor), a statutory share exchange in which the Trust is not the successor, a sale or transfer of all or substantially all of the Trust's assets, the dissolution of the Trust and any amendment to the Trust's Articles of Incorporation. In addition, the affirmative vote of at least 66 2/3% (which is higher than that required under Maryland law or the 1940 Act) of the outstanding Shares of the Trust's capital stock is required generally to authorize any of the following transactions or to amend the provisions of the Articles relating to such transactions:

     (1) merger, consolidation or statutory share exchange of the Trust with or into any other corporation;

     (2) issuance of any securities of the Trust to any person or entity for cash;

     (3) sale, lease or exchange of all or any substantial part of the assets of the Trust to any entity or person (except assets having an aggregate fair market value of less than $1,000,000); or

     (4) sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000)

if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of more than 5% of the outstanding shares (a 'Principal Shareholder'). A similar vote would also be required for any amendment of the Articles to convert the Trust to an open-end investment company by making any class of the Trust's capital stock a 'redeemable security,' as that term is defined in the 1940 Act. Such vote would not be required with respect to any of the foregoing transactions, however, when, under certain conditions, the board of directors approves the transaction, although in certain cases involving merger, consolidation or statutory share exchange or sale of all or substantially all of the Trust's assets or the conversion of the Trust to an open-end investment company, the affirmative vote of a majority of the outstanding Shares would nevertheless be required. Reference is made to the Articles, on file with the SEC, for the full text of these provisions.

     The provisions of the Articles described above and the Trust's right to repurchase or make a tender offer for its Shares could have the effect of depriving the shareholders of opportunities to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. See 'Description of the Shares--Share Repurchases and Tender Offers.' The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a Principal Shareholder. They provide, however, the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust's management, investment objective and policies. The board of directors of the Trust has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Trust and its shareholders.

        CUSTODIAN, TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

     State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusett 02171, serves as custodian of the Trust's assets. PNC Bank, National Association, whose principal business address is Broad and Chestnut Streets, Philadelphia, Pennsylvania 19110, is the Trust's transfer and dividend disbursing agent and registrar.

                              FURTHER INFORMATION

     Further information concerning these securities and the Trust may be found in the Registration Statement of which this Prospectus and the Trust's SAI constitute a part, on file with the SEC.

                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION

     The Table of Contents for the SAI is as follows:

                                                                                                    PAGE
                                                                                                    ----
Investment Policies and Restrictions.............................................................     1
Investment Limitations...........................................................................     4
Strategic Transactions...........................................................................     7
Directors and Officers...........................................................................    14
Control Persons and Principal Holders of Securities..............................................    20
Investment Advisory Arrangements.................................................................    20
Portfolio Transactions...........................................................................    22
Valuation of Shares..............................................................................    23
Taxes............................................................................................    24
Additional Information...........................................................................    26
Financial Statements.............................................................................    26
Appendix A.......................................................................................   A-1

                                   APPENDIX A

                      TYPES OF MORTGAGE-BACKED SECURITIES

     The Trust may invest in the following types of Mortgage-Backed Securities. New types of Mortgage-Backed Securities are developed and marketed from time to time and, consistent with its investment limitations, the Trust expects to invest in those new types of Mortgage-Backed Securities that the Sub-Adviser believes may assist the Trust in achieving its investment objective. Similarly, the Trust may invest in Mortgage-Backed Securities issued by new or existing governmental or private issuers other than those identified in Appendix A to this Prospectus and in the Statement of Additional Information.

GINNIE MAE CERTIFICATES

     Ginnie Mae guarantees certain mortgage pass-through certificates ('Ginnie Mae certificates') that are issued by Private Mortgage Lenders and that represent ownership interests in individual pools of residential mortgage loans. These securities are designed to provide monthly payments of interest and principal to the investor. Timely payment of interest and principal is backed by the full faith and credit of the United States government. Each mortgagor's monthly payments to his lending institution on his residential mortgage are 'passed through' to certificateholders such as the Trust. Mortgage pools consist of whole mortgage loans or participations in loans. The terms and characteristics of the mortgage instruments are generally uniform within a pool but may vary among pools. Lending institutions that originate mortgages for the pools are subject to certain standards, including credit and other underwriting criteria for individual mortgages included in the pools.

FANNIE MAE CERTIFICATES

     Fannie Mae facilitates a national secondary market in residential mortgage loans insured or guaranteed by U.S. government agencies and in privately insured or uninsured residential mortgage loans (sometimes referred to as 'conventional mortgage loans' or 'conventional loans') through its mortgage purchase and Mortgage-Backed Securities sales activities. Fannie Mae issues guaranteed mortgage pass-through certificates ('Fannie Mae certificates'), which represent pro rata shares of all interest and principal payments made and owed on the underlying pools. Fannie Mae guarantees timely payment of interest and principal on Fannie Mae certificates. The Fannie Mae guarantee is not backed by the full faith and credit of the United States government.

FREDDIE MAC CERTIFICATES

     Freddie Mac also facilitates a national secondary market for conventional residential and U.S. government-insured mortgage loans through its mortgage purchase and Mortgage-Backed Securities sales activities. Freddie Mac issues two types of mortgage pass-through securities: mortgage participation certificates ('PCs') and guaranteed mortgage certificates ('GMCs'). Each PC represents a pro rata share of all interest and principal payments made and owed on the underlying pool. Freddie Mac generally guarantees timely monthly payment of interest on PCs and the ultimate payment of principal, but it also has a PC program under which it guarantees timely payment of both principal and interest. GMCs also represent a pro rata interest in a pool of mortgages. These instruments, however, pay interest semi-annually and return principal once a year in guaranteed minimum payments. The Freddie Mac guarantee is not backed by the full faith and credit of the United States government.

PRIVATE, RTC AND SIMILAR MORTGAGE-BACKED SECURITIES

     Mortgage-Backed Securities issued by Private Mortgage Lenders are structured similarly to the pass-through certificates and CMOs issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac. Such Mortgage-Backed Securities may be supported by pools of U.S. government or agency insured or guaranteed mortgage loans or by other Mortgage-Backed Securities issued by a government agency or instrumentality, but they generally are supported by pools of conventional (i.e., non-government guaranteed or insured) mortgage loans. Since such Mortgage-Backed Securities normally are not guaranteed by an entity having the credit standing of Ginnie Mae, Fannie Mae or Freddie Mac, they normally are structured with one or more types of credit enhancement. See '--Types of Credit Enhancement.'

     The Resolution Trust Corporation ('RTC'), which was organized by the U.S. government in connection with the savings and loan crisis, held assets of failed savings associations as either a conservator or receiver for such associations, or it acquired such assets in its corporate capacity. These assets included, among other things, single family and multifamily mortgage loans, as well as commercial mortgage loans. In order to dispose of such assets in an orderly manner, RTC established a vehicle registered with the SEC through which it sold Mortgage-Backed Securities. RTC Mortgage-Backed Securities represent pro rata interests in pools of mortgage loans that RTC acquired, as described above, and are supported by one or more of the types of private credit enhancements used by Private Mortgage Lenders.

COLLATERALIZED MORTGAGE OBLIGATIONS AND MULTI-CLASS MORTGAGE PASS-THROUGHS

     CMOs are debt obligations that are collateralized either by mortgage loans or mortgage pass-through securities (such collateral collectively being called 'Mortgage Assets'). CMOs may be issued by Private Mortgage Lenders or by government entities such as Fannie Mae or Freddie Mac. Multi-class mortgage pass-through securities are interests in trusts that are comprised of Mortgage Assets and that have multiple classes similar to those in CMOs. Unless the context indicates otherwise, references herein to CMOs include multi-class mortgage pass-through securities. Payments of principal and interest on the Mortgage Assets (and, in the case of CMOs, any reinvestment income thereon) provide the funds to pay debt service on the CMOs or to make scheduled distributions on the multi-class mortgage pass-through securities.

     In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMO, also referred to as a 'tranche,' is issued at a specific fixed or floating coupon rate and has a stated maturity or final distribution date. Principal prepayments on the Mortgage Assets may cause CMOs to be retired substantially earlier than their stated maturities or final distribution dates. Interest is paid or accrues on all classes of a CMO (other than any PO class) on a monthly, quarterly or semiannual basis. The principal and interest on the Mortgage Assets may be allocated among the several classes of a CMO in many ways. In one structure, payments of principal, including any principal prepayments, on the Mortgage Assets are applied to the classes of a CMO in the order of their respective stated maturities or final distribution dates so that no payment of principal will be made on any class of the CMO until all other classes having an earlier stated maturity or final distribution date have been paid in full. In some CMO structures, all or a portion of the interest attributable to one or more of the CMO classes may be added to the principal amounts attributable to such classes, rather than passed through to certificateholders on a current basis, until other classes of the CMO are paid in full.

     Parallel pay CMOs are structured to provide payments of principal on each payment date to more than one class. These simultaneous payments are taken into account in calculating the stated maturity date or final distribution date of each class, which, as with other CMO structures, must be retired by its stated maturity date or final distribution date but may be retired earlier. The Sub-Adviser anticipates that a substantial portion of the Mortgage-Backed Securities that it acquires for the Trust normally will be PAC Bonds, which are a form of parallel pay CMO. PAC Bonds are designed to provide relatively predictable payments of principal provided that, among other things, the actual prepayment experience on the underlying mortgage loans falls within a contemplated range. If the actual prepayment experience on the underlying mortgage loans is at a rate faster or slower than the contemplated range, or if deviations from other assumptions occur, principal payments on a PAC Bond may be greater or smaller than predicted. The magnitude of the contemplated range varies from one PAC Bond to another; a narrower range increases the risk that prepayments will be greater or smaller than contemplated.

ARM AND FLOATING RATE MORTGAGE-BACKED SECURITIES

     The Sub-Adviser anticipates that a substantial portion of the Mortgage-Backed Securities that it acquires for the Trust normally will be ARM and Floating Rate Mortgage-Backed Securities. Because the interest rates on ARM and Floating Rate Mortgage-Backed Securities are reset in response to changes in a specified market index, the values of such securities tend to be less sensitive to interest rate fluctuations than the values of fixed-rate securities. ARM Mortgage-Backed Securities represent a right to receive interest payments at a rate that is adjusted to reflect the interest earned on a pool of ARMs. ARMs generally provide that the borrower's mortgage interest rate may not be adjusted above a specified lifetime maximum rate or, in some cases, below a minimum lifetime rate. In addition, certain ARMs provide for limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period. ARMs also may provide for limitations on changes in the maximum amount by which the borrower's monthly payment may adjust for any single adjustment period. In the event that a monthly payment is not sufficient to pay the interest accruing on the ARM, any such excess interest is added to the mortgage loan ('negative amortization'), which is repaid through future monthly payments. If the monthly payment exceeds the sum of the interest accrued at the applicable mortgage interest rate and the principal payment that would have been necessary to amortize the outstanding principal balance over the remaining term of the loan, the excess reduces the principal balance of the ARM. Borrowers under ARMs experiencing negative amortization may take longer to build up their equity in the underlying property and may be more likely to default.

     The rates of interest payable on certain ARMs, and therefore on certain ARM Mortgage-Backed Securities, are based on indices, such as the one-year constant maturity Treasury rate, that reflect changes in market interest rates. Others are based on indices, such as the 11th District Federal Home Loan Bank Cost of Funds index, that tend to lag behind changes in market interest rates. The values of ARM Mortgage-Backed Securities supported by ARMs that adjust based on lagging indices tend to be more sensitive to interest rate fluctuations than those reflecting current interest rate levels, although the values of such ARM Mortgage-Backed Securities still tend to be less sensitive to interest rate fluctuations than fixed-rate securities.

     Floating Rate Mortgage-Backed Securities are classes of Mortgage-Backed Securities that have been structured to represent the right to receive interest payments at rates that fluctuate in accordance with an index but that generally are supported by pools comprised of fixed-rate mortgage loans. As with ARM Mortgage-Backed Securities, interest rate adjustments on Floating Rate Mortgage-Backed Securities may be based on indices that lag behind market interest rates. Interest rates on Floating Rate Mortgage-Backed Securities generally are adjusted monthly. Floating Rate Mortgage-Backed Securities are subject to lifetime interest rate caps, but they generally are not subject to limitations on monthly or other periodic changes in interest rates or monthly payments.

TYPES OF CREDIT ENHANCEMENT

     To lessen the effect of failures by obligors on Mortgage Assets to make payments, Mortgage-Backed Securities may contain elements of credit enhancement. Such credit enhancement falls into two categories: (1) liquidity protection; and
(2) protection against losses resulting after default by an obligor on the underlying assets and collection of all amounts recoverable directly from the obligor and through liquidation of the collateral. Liquidity protection refers to the provisions of advances, generally by the entity administering the pool of assets (usually the bank, savings association or mortgage banker that transferred the underlying loans to the issuer of the security), to ensure that the receipt of payments on the underlying pool occurs in a timely fashion. Protection against losses resulting after default and liquidation ensures ultimate payment of the obligations on at least a portion of the assets in the pool. Such protection may be provided through guarantees, insurance policies or letters of credit obtained by the issuer or sponsor from third parties, through various means of structuring the transaction or through a combination of such approaches. The Trust will not pay any additional fees for such credit enhancement, although the existence of credit enhancement may increase the price of a security.

     Examples of credit enhancement arising out of the structure of the transaction include 'senior-subordinated securities' (multiple class securities with one or more classes subordinate to other classes as to the payment of principal thereof and interest thereon, with the result that defaults on the underlying assets are borne first by the holders of the subordinated class), creation of 'spread accounts' or 'reserve funds' (where cash or investments, sometimes funded from a portion of the payments on the underlying assets, are held in reserve against future losses) and 'over-collateralization' (where the scheduled payments on, or the principal amount of, the underlying assets exceeds that required to make payment of the securities and pay any servicing or other fees). The degree of credit enhancement provided for each issue generally is based on historical information regarding the level of credit risk associated with the underlying assets. Delinquency or loss in excess of that anticipated could adversely affect the return on an investment in such a security.

SPECIFIED MORTGAGE-BACKED SECURITIES

     Specified Mortgage-Backed Securities include IOs, POs (other than IOs and POs that are PAC Bonds) or inverse floating rate obligations or other types of Mortgage-Backed Securities that may be developed in the future and that are determined by the Sub-Adviser to present types and levels of risk that are comparable to such IOs, POs and inverse floating rate obligations. An IO is a class of Morgage-Backed Security that is entitled to receive all or a portion of the interest, but none of the principal payments, on the underlying Mortgage Assets; a PO is a class of Mortgage-Backed Security that is entitled to receive all or a portion of the principal payments, but none of the interest payments, on the underlying Mortgage Assets.

     Mortgage-Backed Securities that constitute inverse floating rate obligations are Mortgage-Backed Securities on which the interest rates adjust or vary inversely to changes in market interest rates. Typically, an inverse floating rate Mortgage-Backed Security is one of two components created from a pool of fixed rate mortgage loans. The other component is a variable rate Mortgage-Backed Security, on which the amount of interest payable is adjusted directly in accordance with market interest rates. The inverse floating rate obligation receives the portion of the interest on the underlying fixed-rate mortgages that is allocable to the two components and that remains after subtracting the amount of interest payable on the variable rate component.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR PAINEWEBBER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING BY THE TRUST OR BY PAINEWEBBER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

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                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Trust Expenses.................................      2
Prospectus Summary.............................      3
Financial Highlights...........................     12
The Trust......................................     14
The Offering...................................     14
Use of Proceeds................................     14
Trading History................................     14
Investment Objective and Policies..............     15
Risk Factors and Other Investment Policies.....     18
Management of the Trust........................     23
Dividends and Other Distributions; Dividend
  Reinvestment Plan............................     24
Taxation.......................................     26
Description of the Shares......................     28
Custodian, Transfer and Dividend Disbursing
  Agent and Registrar..........................     31
Further Information............................     31
Table of Contents of Statement of Additional
  Information..................................     31
Appendix A.....................................    A-1


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                                  2002 TARGET


                                TERM TRUST INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------



                                 APRIL   , 1997


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(Copyright) 1997 PaineWebber Incorporated

                          2002 TARGET TERM TRUST INC.
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019

                      STATEMENT OF ADDITIONAL INFORMATION

     2002 Target Term Trust Inc. ('Trust') is a diversified closed-end management investment company. The Trust's investment objective is to manage a portfolio of high quality fixed-income and adjustable-rate securities in order to return $15 per Share (the initial public offering price) to investors on or about November 30, 2002, while providing high monthly income. No assurance can be given that the Trust will be able to achieve its investment objective.

     Shares of the Trust's common stock ('Shares') may be offered from time to time in order to effect over-the-counter ('OTC') secondary market sales by PaineWebber Incorporated ('PaineWebber') in its capacity as a dealer and secondary market-maker. PaineWebber may (but is not obligated to) make such a secondary market.


     Mitchell Hutchins Asset Management Inc. ('Mitchell Hutchins'), a wholly owned subsidiary of PaineWebber, serves as investment adviser and administrator of the Trust and Goldman Sachs Funds Management, L.P. ('Sub-Adviser') serves as the Trust's sub-adviser. This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Trust's current
Prospectus, dated April   , 1997. Capitalized terms not otherwise defined herein
have the same meanings as in the Prospectus. A copy of the Prospectus may be obtained by contacting PaineWebber at 1285 Avenue of the Americas, New York, New York 10019, or calling 1-800-852-4750. This Statement of Additional Information
is dated April   , 1997.


                      INVESTMENT POLICIES AND RESTRICTIONS

     The following supplements the information contained in the Prospectus concerning the Trust's investment policies and limitations.

RATINGS


     Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc., ('S&P'), Moody's Investors Service, Inc. ('Moody's') and other nationally recognized statistical rating organizations ('NRSROs') are private services that provide ratings of the credit quality of Mortgage-Backed and Asset-Backed Securities and other debt obligations. S&P's highest rating category is AAA. Moody's highest rating category is Aaa. Publications of S&P indicate that it assigns such ratings to securities for which the obligor's 'capacity to pay interest and repay principal is extremely strong.' Publications of Moody's indicate that it assigns such ratings to securities that 'are judged to be of the best quality' and 'carry the smallest degree of investment risk,' that interest payments on such securities 'are protected by a large or by an exceptionally stable margin and principal is secure' and that while 'the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.' The process by which S&P and Moody's determine ratings for Mortgage-Backed and Asset-Backed Securities includes consideration of the likelihood of the receipt by security holders of all distributions, the nature of the underlying securities, the credit quality of the guarantor, if any, and the structural, legal and tax aspects associated with such securities. Neither of such ratings represents an assessment of the likelihood that principal prepayments will be made by mortgagors or the degree to which such prepayments may differ from that originally anticipated, nor do such ratings address the possibility that investors may suffer a lower than anticipated yield or that investors in such securities may fail to recoup fully their initial investment due to prepayments. It should be emphasized that ratings are general and not absolute standards of quality. Consequently, debt obligations with the same maturity, interest rate and rating may have different market prices.

SPECIAL CHARACTERISTICS OF MORTGAGE-BACKED AND ASSET-BACKED SECURITIES

     The yield characteristics of Mortgage-Backed and Asset-Backed Securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying mortgage loans or other obligations generally may be prepaid at any time. As a result, if the securities are purchased at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity. Conversely, if the securities are purchased at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce, yield to maturity. Amounts available for reinvestment are likely to be greater during a period of decreasing interest rates and are likely to be reinvested at lower interest rates than during a period of rising interest rates. Accelerated prepayments on securities purchased at a premium also impose a risk of loss of principal because the premium may not have been fully amortized at the time the principal is repaid in full.


     Prepayments on a pool of mortgage loans are influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors' housing needs, job transfers, unemployment, mortgagors' net equity in the mortgaged properties and servicing decisions. Generally, however, prepayments on fixed-rate mortgage loans will increase during a period of falling interest rates and decrease during a period of rising interest rates. Similar factors apply to prepayments on Asset-Backed Securities but the receivables underlying Asset-Backed Securities generally are of a shorter maturity and thus are less likely to experience substantial prepayments. Such securities, however, often provide that for a specified time period the issuers will replace receivables in the pool that are repaid with comparable obligations. If the issuer is unable to do so, repayment of principal on the Asset-Backed Securities may commence at an earlier date. Mortgage-Backed and Asset-Backed Securities may decrease in value as a result of increases in interest rates and may benefit less than other fixed-income securities from declining interest rates because of the risk of prepayment.


     ARMs also may be subject to a greater rate of prepayments in a declining interest rate environment. For example, during a period of declining interest rates, prepayments on ARMs could increase because the availability of fixed mortgage loans at competitive interest rates may encourage mortgagors to 'lock-in' at a lower interest rate. Conversely, during a period of rising interest rates, prepayments on ARMs might decrease. The rate of prepayments with respect to ARMs has fluctuated in recent years.

     ARMs underlying ARM Mortgage-Backed Securities generally provide that the borrower's mortgage interest rate may not be adjusted over a specified lifetime maximum rate. ARMs also may provide for limitations on the maximum amount by which the borrower's mortgage interest rate may adjust for any single adjustment period or by which the borrower's required monthly payment may adjust for any single adjustment period. Similarly, interest rate changes on Floating Rate Mortgage-Backed Securities are subject to lifetime interest rate caps. Interest rates on ARMs generally are reset only at monthly or longer intervals. Interest rate changes on ARM and Floating Rate Mortgage-Backed Securities may be based on indices that tend to lag behind changes in market rates. Accordingly, the coupon rate on such Mortgage-Backed Securities often lags behind changes in short-term interest rates, which may negatively affect the market value in periods of increasing interest rates. The market value of ARM and Floating Rate Mortgage-Backed Securities may be affected adversely if prevailing interest rates increase beyond the applicable limits on interest rate or interest payment adjustments. Since the indices applicable to certain ARMs are at times affected by factors unrelated to changes in prevailing interest rates, the coupon rate on ARM Mortgage-Backed Securities could, under some circumstances, be adjusted at a rate or in a direction that does not reflect prevailing interest rates, which could adversely affect the market value of the securities. In periods of declining interest rates, the market values of ARM and Floating Rate Mortgage-Backed Securities generally will increase to a lesser extent, if at all, than the values of fixed-rate Mortgage-Backed Securities.

     The rate of interest on Mortgage-Backed Securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificateholders and to any guarantor, such as Ginnie Mae, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the Mortgage-Backed Securities are purchased or traded in the secondary market at a premium or discount. In addition, there is normally some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the Mortgage-Backed Securities and this delay reduces the effective yield to the holder of such securities.


     The size of the primary issuance market, and active participation in the secondary market by securities dealers and many types of investors, makes government and government-related pass-through pools highly liquid. Yields on pass-through securities are typically quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool's term may be shortened by unscheduled or early payments of principal on the underlying mortgages. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. In the past, a common industry practice has been to assume that prepayments on pools of fixed rate 30-year mortgages would result in a 12-year average life for the pool. At present, mortgage pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of declining interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising rates the rate of prepayment tends to decrease thereby lengthening the actual average life of the pool. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield. Reinvestment of prepayments may occur at lower interest rates than the original investment, thus adversely affecting the yield of the Trust.

ZERO COUPON MUNICIPAL SECURITIES

     As indicated in the Prospectus, the Trust may invest in zero coupon securities that are issued for various public purposes by or on behalf of municipal issuers or that are created by investment banks or other private parties that separate the interest and principal components of an interest-paying security that has been previously issued by or on behalf of a municipal issuer (collectively, 'Zero Coupon Municipal Securities').

     The two principal classifications of the debt obligations of municipal issuers are (i) 'general obligation' bonds and (ii) 'revenue' bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facility or project or, in a few cases, from the proceeds of a special excise or other tax, but are not supported by the issuer's power to levy taxes. There are variations in the security and credit quality of municipal obligations, both within a particular classification and between classifications, depending on numerous factors. The yields and market values of municipal obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, the condition of the municipal obligation market, prevailing income tax rates, the size of a particular offering, the maturity of the obligation and the rating of the issue.


     Zero Coupon Municipal Securities do not entitle the holder to periodic payments prior to maturity and therefore are issued and traded at a discount from their face or par value. In the absence of financial difficulties of the issuer, the discount generally decreases as the maturity of the security approaches. Zero Coupon Municipal Securities can be sold prior to their maturity dates in the secondary market at the then prevailing market value, which depends primarily on the time remaining to maturity, prevailing levels of interest rates and the perceived credit quality of the issuer.

     The market prices of Zero Coupon Municipal Securities are more volatile than the market prices of securities of comparable quality and similar maturity that pay interest periodically and may respond to a greater degree to fluctuations in interest rates than do such other securities. Many of the types of Zero Coupon Municipal Securities in which the Trust may invest are currently categorized as illiquid under guidelines of the staff of the SEC. See 'Risk Factors and Other Investment Policies--Illiquid Securities' in the Prospectus.

ASSET-BACKED SECURITIES

     Asset-Backed Securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales contracts, other installment loan contracts, leases of various types of real and personal property and receivables from revolving credit (credit card) agreements. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the issuer or other credit enhancements may be present. In general, the collateral supporting Asset-Backed Securities has a shorter effective term to maturity than Mortgage Assets and, accordingly, such securities may be less likely to experience substantial prepayments.

     Asset-Backed Securities present certain risks that are not presented by Mortgage-Backed Securities or other securities in which the Trust may invest. Primarily, these securities do not have the benefit of a security interest in collateral that is comparable to first lien mortgage loans. Credit card receivables are generally unsecured, and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the Asset-Backed Securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, there is the possibility that, in some cases, recoveries on repossessed collateral may not be available to support payments on these securities.

                             INVESTMENT LIMITATIONS


     The following fundamental investment limitations cannot be changed without the affirmative vote of the lesser of (a) more than 50% of the outstanding Shares of the Trust or (b) 67% or more of such Shares present at a shareholders' meeting if more than 50% of the outstanding Shares are represented at the meeting in person or by proxy. If a percentage restriction is adhered to at the time of an investment or transaction, a later increase or decrease in percentage resulting from a change in values of portfolio securities or the amount of total assets will not be considered a violation of any of the following limitations or of any of the Trust's investment policies.

          (1) The Trust will not purchase securities of any one issuer if, as a result, more than 5% of the Trust's total assets would be invested in securities of that issuer or the Trust would own or hold more than 10% of the outstanding voting securities of that issuer, except that up to 25% of the Trust's total assets may be invested without regard to this limitation, and except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies and instrumentalities or to securities issued by other investment companies.


          The following interpretations apply to, but are not a part of, fundamental limitation (1):



          Each state (including the District of Columbia and Puerto Rico), territory and possession of the United States, each political subdivision, agency, instrumentality and authority thereof, and each multi-state agency of which a state is a member is a separate 'issuer.' When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from the government creating the subdivision and the security is backed only by the assets and revenues of the subdivision, such subdivision would be deemed to be the sole issuer. Similarly, in the case of an industrial Development Bond or Private Activity Bond, if that bond is backed only by the assets and revenues of the non-governmental user, then that non-governmental user would be deemed to be the sole issuer. However, if the creating government or another entity guarantees a security, then to the extent that the value of all securities issued or guaranteed by that government or entity and owned by the Trust exceeds 10% of the Trust's total assets, the guarantee would be considered a separate security and would be treated as issued by that government or entity.



          Mortgage-Backed and Asset-Backed Securities will not be considered to have been issued by the same issuer by reason of the securities having the same sponsor, and Mortgage-Backed and Asset-Backed Securities issued by a finance or other special purpose subsidiary that are not guaranteed by the parent company will be considered to be issued by a separate issuer from the parent company.



          (2) The Trust will not purchase any security if, as a result of that purchase, 25% or more of the Trust's total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or to municipal securities, and except that the Trust, under normal circumstances, will invest 25% or more of its total assets in Mortgage-Backed and Asset-Backed Securities, which (whether or not issued or guaranteed by an agency or instrumentality of the U.S. government) shall be considered a single industry for purposes of this limitation.


          (3) The Trust will not issue senior securities or borrow money, except as permitted under the 1940 Act and then not in excess of 33 1/3% of the Trust's total assets (including the amount of the senior securities issued but reduced by any liabilities not constituting senior securities) at the time of the issuance or borrowing, except that the Trust may borrow up to an additional 5% of its total assets (not including the amount borrowed) for temporary or emergency purposes.

          (4) The Trust will not make loans, except through loans of portfolio securities or through repurchase agreements, provided that for purposes of this restriction, the acquisition of bonds, debentures, other debt securities or instruments, or participations or other interests therein and investments in government obligations, commercial paper, certificates of deposit, bankers' acceptances or similar instruments will not be considered the making of a loan.

          (5) The Trust will not engage in the business of underwriting securities of other issuers, except to the extent that the Trust might be considered an underwriter under the federal securities laws in connection with its disposition of portfolio securities.

          (6) The Trust will not purchase or sell real estate, except that investments in securities of issuers that invest in real estate and investments in mortgage-backed securities, mortgage participations or other instruments supported by interests in real estate are not subject to this limitation, and except that the Trust may exercise rights under agreements relating to such securities, including the right to enforce security interests and to hold real estate acquired by reason of such enforcement until that real estate can be liquidated in an orderly manner.

          (7) The Trust will not purchase or sell physical commodities unless acquired as a result of owning securities or other instruments, but the

     Trust may purchase, sell or enter into financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.


     The following investment restrictions are not fundamental and may be changed by the Trust's board of directors without shareholder approval.


          The Trust will not:


     (1) purchase securities on margin, except for short-term credit necessary for clearance of portfolio transactions and except that the Trust may make margin deposits in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.



     (2) engage in short sales of securities or maintain a short position, except that the Trust may (a) sell short 'against the box' and (b) maintain short positions in connection with its use of financial options and futures, forward and spot currency contracts, swap transactions and other financial contracts or derivative instruments.

                             STRATEGIC TRANSACTIONS

     As discussed in the Prospectus, the Trust may purchase and sell a variety of financial instruments ('Strategic Transactions'), including certain options, futures contracts (sometimes referred to as 'futures'), options on futures contracts and interest rate protection transactions, for the purposes described in the Prospectus under 'Risk Factors and Other Investment Policies--Strategic Transactions.'

     Strategic Transactions that are entered into for hedging or other risk management purposes can be broadly categorized as 'short hedges' and 'long hedges.' A short hedge is a Strategic Transaction intended partially or fully offset potential declines in the value of one or more investments held in the Trust's portfolio. Thus, in a short hedge the Trust takes a position in a Strategic Transaction the price of which is expected to move in the opposite direction of the price of the investment being hedged. For example, the Trust might purchase a put option on a security to hedge against a potential decline in the value of that security. If the price of the security declined below the exercise price of the put, the Trust could exercise the put and thus limit its loss below the exercise price to the premium paid plus transaction costs. In the alternative, because the value of the put option can be expected to increase as the value of the underlying security declines, the Trust might be able to close out the put option and realize a gain to offset the decline in the value of the security.

     Conversely, a long hedge is a Strategic Transaction intended partially or fully to offset potential increases in the acquisition cost of one or more investments that the Trust intends to acquire. Thus, in a long hedge the Trust takes a position in a Strategic Transaction the price of which is expected to move in the same direction as the price of the prospective investment being hedged. For example, the Trust might purchase a call option on a security it intends to purchase in order to hedge against an increase in the cost of the security. If the price of the security increased above the exercise price of the call, the Trust could exercise the call and thus limit its acquisition cost to the exercise price plus the premium paid and transaction costs. Alternatively, the Trust might be able to offset the price increase by closing out an appreciated call option and realizing a gain.


     The use of Strategic Transactions is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded, the Commodity Futures Trading Commission ('CFTC'). In addition, the Trust's ability to use Strategic Transactions will be limited by tax considerations. See 'Taxes.'


     In addition to the products, strategies and risks described below, the Sub-Adviser expects additional opportunities to develop in connection with options, futures contracts and other hedging techniques. These new opportunities may become available as the Sub-Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new options, futures contracts, or other techniques are developed. The Sub-Adviser may utilize these opportunities to the extent that they are consistent with the Trust's investment objectives and permitted by the Trust's investment limitations and applicable regulatory authorities.

SPECIAL RISKS OF STRATEGIC TRANSACTIONS

     The use of Strategic Transactions involves special considerations and risks, as described below. Risks pertaining to particular Strategic Transactions are described in the sections that follow.

          (1) Successful use of most Strategic Transactions depends upon the Sub-Adviser's ability to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. While the Sub-Adviser is experienced in the use of Strategic Transactions, there can be no assurance that any particular strategy adopted will succeed.

          (2) There might be imperfect correlation, or even no correlation, between price movements of Strategic Transactions and price movements of the related portfolio positions. For example, if the value of Strategic Transactions used to hedge related portfolio positions against market decline increased by less than the decline in value of the related portfolio positions, the strategy would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the related portfolio positions, such as speculative or other pressures on the markets in which Strategic Transactions are traded. The effectiveness of Strategic Transactions involving indices will depend on the degree of correlation between price movements in the indices and price movements in the related portfolio positions.

          (3) Strategic Transactions, if successful, can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the related portfolio positions. However, Strategic Transactions can also reduce opportunity for gain by offsetting the positive effect of favorable price movements in the positions. For example, if the Trust entered into a Strategic Transaction to hedge a related portfolio position because the Sub-Adviser projected a decline in the price of that position, and the price of that position increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Strategic Transaction. Moreover, if the price of the Strategic Transaction declined by more than the increase in the price of the position, the Trust could suffer a loss. In either such case, the Trust would have been in a better position had it not entered into the Strategic Transaction at all.

          (4) As described below, the Trust might be required to maintain assets as 'cover,' maintain segregated accounts or make margin payments when it takes positions in Strategic Transactions involving obligations to third parties (i.e., Strategic Transactions other than purchased options). If the Trust were unable to close out its positions in such Strategic Transactions, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Trust's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Trust sell a portfolio security at a disadvantageous time. The Trust's ability to close out a position in a Strategic Transaction prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the 'counterparty') to enter into a transaction closing out the position. Therefore, there is no assurance that any hedging position can be closed out at a time and price that is favorable to the Trust.

COVER FOR STRATEGIC TRANSACTIONS


     Strategic Transactions other than purchased options, expose the Trust to an obligation to another party. The Trust will not enter into any such transactions unless it owns either (1) an offsetting ('covered') position in securities or other options or futures contracts or (2) cash and liquid securities, with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. The Trust will comply with SEC guidelines regarding cover and will, if the guidelines so require, set aside cash or liquid securities in a segregated account with its custodian in the prescribed amount.


     Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding Strategic Transaction is open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Trust's assets to cover or segregated accounts could impede portfolio management or the Trust's ability to meet current obligations.

OPTIONS


     The Trust may purchase and write (sell) put and call options on U.S. government securities, Mortgage-Backed Securities and corporate debt securities. The Trust also may purchase and sell put and call options on securities indices and other financial indices. The purchase of call options can serve as a long hedge, and the purchase of put options can serve as a short hedge. Writing put or call options can enable the Trust to enhance income by reason of the premiums paid by the purchasers of such options. However, if the market price of the security underlying a put option declines to less than the exercise price on the option, minus the premium received, the Trust would expect to suffer a loss. Writing covered call options can serve as a limited short hedge, because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the security appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the Trust will be obligated to sell the security at less than its market value. If the covered call option is an OTC option, all or a portion of the securities or other assets used as cover would be considered illiquid. See 'Risk Factors and Other Investment Policies--Illiquid Securities' in the Prospectus.


     The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options that expire unexercised have no value.

     The Trust may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Trust may terminate its obligation under a call option that it had written by purchasing an identical call option; this is known as a closing purchase transaction. Conversely, the Trust may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit the Trust to realize profits or limit losses on an option position prior to its exercise or expiration.


     The Trust may purchase or write both exchange-traded and OTC options.

Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed which, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Trust and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when the Trust purchases or writes an OTC option, it relies on its counterparty to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by the Trust as well as the loss of any expected benefit of the transaction.


     Generally, OTC options on debt securities are European style options. This means that the option is only exercisable immediately prior to its expiration. This is the contrast to American-style options, which are exercisable at any time prior to the expiration date of the option.


     The Trust's ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market. The Trust intends to purchase or write only those exchange-traded options for which there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counterparty, or by a transaction in the secondary market if any such market exists. Although the Trust will enter into OTC options only with counterparties that are expected to be capable of entering into closing transactions with the Trust, there is no assurance that the Trust will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, the Trust might be unable to close out an OTC option position at any time prior to its expiration.

     If the Trust were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Trust would result in the Trust being unable to sell the investment used as cover for the written option until the option expires or is exercised.

     Options on indices are similar to options on a security or other instrument except that, rather than settling by physical delivery of the underlying instrument, they settle by cash settlement, i.e., an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option (except if, in the case of an OTC option, physical delivery is specified). This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. The seller of the option is obligated, in return for the premium received, to make delivery of this amount. The gain or loss on an option on an index depends on price movements in the instruments making up the market, market segment, industry or other composite on which the underlying index is based, rather than price movements in individual securities, as is the case with respect to options on securities.

FUTURES

     The Trust may purchase and sell financial index futures, other interest rate futures and options thereon. The purchase of futures or call options thereon can serve as a long hedge, and the sale of futures or the purchase of put options thereon can serve as a short hedge. Writing covered call options on futures contracts can serve as a limited short hedge, using a strategy similar to that used for writing covered call options on securities or indices. Similarly, writing put options on futures contracts can serve as a limited long hedge.


     Futures strategies also can be used to manage the average duration of the Trust's portfolio. If the Sub-Adviser wishes to shorten the average duration of the Trust's portfolio, the Trust may sell a futures contract or a call option thereon, or purchase a put option on that futures contract. If the Sub-Adviser wishes to lengthen the average duration of the Trust, the Trust's portfolio may buy a futures contract or a call option thereon, or sell a put option thereon.



     No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Trust is required to deposit in a segregated account with its custodian, in the name of the futures broker through whom the transaction was effected, 'initial margin' consisting of cash, obligations of the United States or obligations that are fully guaranteed as to principal and interest by the United States, in an amount generally equal to 10% or less of the contract value. Margin must also be deposited when writing a call option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Trust at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Trust may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.


     Subsequent 'variation margin' payments are made to and from the futures broker daily as the value of the futures position varies, a process known as 'marking to market.' Variation margin does not involve borrowing, but rather represents a daily settlement of the Trust's obligations with respect to an open futures position. When the Trust purchases an option on a future, the premium paid plus transaction costs is all that is at risk. In contrast, when the Trust purchases or sells a futures contract or writes an option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the

Trust has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

     Holders and writers of futures positions and options on futures can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing, respectively, an instrument identical to the instrument held or written. Positions in futures and options on futures may be closed only on an exchange or board of trade that provides a secondary market. The Trust intends to enter into futures transactions only on exchanges or boards of trade where there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist for a particular contract at a particular time. Secondary markets for options on futures are currently in the development stage, and the Trust will not trade options or futures on any exchange or board of trade unless, in the Sub-Adviser's opinion, the liquidity risks for such options are not greater than the corresponding risks for futures.

     Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a future or related option can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

     If the Trust were unable to liquidate a futures or related options position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Trust would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Trust would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.

     Certain characteristics of the futures market might increase the risk that movements in the prices of futures contracts or related options might not correlate perfectly with movements in the prices of the investments being hedged. For example, all participants in the futures and related options markets are subject to daily variation margin calls and might be compelled to liquidate futures or related options positions whose prices are moving unfavorably to avoid being subject to further calls. These liquidations could increase price volatility of the instruments and distort the normal price relationship between the futures or options and the investments being hedged. Also, because initial margin deposit requirements in the futures market are less onerous than margin requirements in the securities markets, there might be increased participation by speculators in the futures markets. This participation also might cause temporary price distortions. In addition, activities of large traders in both the futures and securities markets involving arbitrage, 'program trading' and other investment strategies might result in temporary price distortions.


GUIDELINES FOR FUTURES AND RELATED OPTIONS

     In view of the risks involved in using the futures and options strategies that are described above, the Trust will not purchase or sell futures contracts or related options if, immediately thereafter, the sum of the amount of initial margin deposits on the Trust's existing futures positions and initial margin deposits and premiums paid for related options would exceed 5% of the Trust's total assets; however, in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation. This guideline may be modified by the Trust without shareholder vote. For purposes of this guideline, options on futures contracts traded on a commodities exchange are considered 'related options.' Adoption of this guideline will not limit the percentage of the Trust's assets at risk to 5%.

COMBINED TRANSACTIONS

     The Trust may enter into multiple transactions, including multiple options transactions, multiple futures transactions and any combination of futures and options transactions ('component' transactions), instead of a single Strategic Transaction, as part of a single or combined strategy when, in the opinion of the Sub-Adviser, it is in the best interests of the Trust to do so. A combined transaction will usually contain elements of risk that are present in each of its component transactions. Although combined transactions are normally entered into based on the Sub-Adviser's judgment that the combined strategies will reduce risk or otherwise more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective.

TYPES OF INSTRUMENTS

     The instruments used by the Trust in effecting Strategic Transactions include the following:


     OPTIONS ON SECURITIES--A call option is a contract pursuant to which the purchaser of the option, in return for a premium, has the right to buy the security underlying the option at a specified price at any time during the term, or upon the expiration, of the option. The writer of the call option, who receives the premium, has the obligation, upon exercise of the option, to deliver the underlying security against payment of the exercise price. A put option is a similar contract which gives its purchaser, in return for a premium, the right to sell the underlying security at a specified price during the option term or upon expiration. The writer of the put option, who receives the premium, has the obligation, upon exercise, to buy the underlying security at the exercise price. Options on debt securities are traded primarily on the OTC market rather than on any of the several options exchanges.



     OPTIONS ON INDICES OF SECURITIES--An index assigns relative values to the securities included in the index and fluctuates with changes in the market values of such securities. Index options operate in the same way as more traditional options except that exercises of index options are effected with cash payments and do not involve delivery of securities. Thus, upon exercise of an index option, the purchaser will realize and the writer will pay an amount based on the difference between the exercise price and the closing price of the index.


     FINANCIAL INDEX FUTURES CONTRACTS--An index futures contract is a bilateral agreement pursuant to which one party agrees to accept and the other party agrees to make delivery of an amount of cash equal to a specified dollar amount times the difference between the index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the securities comprising the index is made; generally contracts are closed out prior to the expiration date of the contract.

     INTEREST RATE FUTURES CONTRACTS--An interest rate futures contract is a bilateral agreement pursuant to which one party agrees to accept and the other party agrees to make delivery of the specific type of debt security called for in the contract at a specified future time and at a specified price.

     OPTIONS ON FUTURES CONTRACTS--Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right, in return for the premium, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), rather than to purchase or sell a security, at a specified price at any time during the option term. Upon exercise of the option, the delivery of the futures position to the holder of the option will be accompanied by delivery of the accumulated balance, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the future. The writer of an option, upon exercise, will assume a short position in the case of a call, and a long position in the case of put.

     INTEREST RATE PROTECTION TRANSACTIONS--The Trust may enter into interest rate protection transactions, including interest rate swaps and interest rate caps, collars and floors. Interest rate swap transactions involve an agreement between two parties to exchange payments that are based, for example, on variable and fixed rates of interest and that are calculated on the basis of a specified amount of principal (the 'notional principal amount') for a specified period of time. Interest rate cap and floor transactions involve an agreement between two parties in which the first party agrees to make payments to the counterparty when a designated market interest rate goes above (in the case of a cap) or below (in the case of a floor) a designated level on predetermined dates or during a specified time period. Interest rate collar transactions involve an agreement between two parties in which the first party makes payments to the counterparty when a designated market interest rate goes above a designated level on predetermined dates or during a specified time period, and the counterparty makes payments to the first party when a designated market interest rate goes below a designated level on predetermined dates or during a specified time period.

     The Trust would enter into interest rate protection transactions to preserve a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the Trust anticipates purchasing at a later date or to effectively fix the rate of interest that it pays on one or more borrowings or series of borrowings. The Trust would use these transactions as a hedge and not as a speculative investment. Interest rate protection transactions are subject to risks comparable to those described above with respect to other hedging strategies.


     The Trust may enter into interest rate swaps, caps, collars and floors on either an asset-based or liability-based basis, depending on whether it is hedging its assets or its liabilities, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as these interest rate protection transactions are entered into for good faith hedging purposes, and inasmuch as segregated accounts will be established with respect to such transactions, the Sub-Adviser and the Trust believe such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its borrowing restrictions. The net amount of the excess, if any, of the Trust's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis and an amount of cash or liquid securities, marked to market daily, having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by a custodian that satisfies the requirements of the 1940 Act. The Trust also will establish and maintain such segregated accounts with respect to its total obligations under any interest rate swaps that are not entered into on a net basis and with respect to any interest rate caps, collars and floors that are written by the Trust.


     The Trust will enter into interest rate protection transactions only with banks and recognized securities dealers or their affiliates believed by the Sub-Adviser to present minimal credit risks in accordance with guidelines established by the Trust's board of directors. If there is a default by the other party to such a transaction, the Trust will have to rely on its contractual remedies (which may be limited by bankruptcy, insolvency or similar laws) pursuant to the agreements related to the transaction.

     The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps, collars and floors are more recent innovations for which documentation is less standardized, and accordingly, they are less liquid than swaps.

                             DIRECTORS AND OFFICERS

     The overall management of the business and affairs of the Trust is vested with its board of directors. The board of directors approves all significant agreements between the Trust and persons or companies furnishing services to it, including the Trust's agreements with its investment adviser and administrator, custodian and transfer and dividend disbursing agent and registrar. The day-to-day operations of the Trust are delegated to its officers and to Mitchell Hutchins and the Sub-Adviser, subject always to the investment objective and policies of the Trust and to general supervision by the Trust's board of directors.

     The business addresses and principal occupations during the past five years of the directors and executive officers of the Trust are:


                                            Position                        Business Experience;
          NAME AND ADDRESS*               with the Fund                     Other Directorships
--------------------------------------   ---------------   ------------------------------------------------------
Margo N. Alexander**; 49                  Director and     Mrs. Alexander is president, chief executive officer
                                            President        and a director of Mitchell Hutchins (since January
                                                             1995) and an executive vice president and director
                                                             of PaineWebber. Mrs. Alexander is president and a
                                                             director or trustee of 29 investment companies for
                                                             which Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Richard Q. Armstrong; 61                    Director       Mr. Armstrong is chairman and principal of RQA
  78 West Brother Drive                                      Enterprises (management consulting firm) (since
  Greenwich, CT 06830                                        April 1991 and principal occupa-tion since March
                                                             1995). Mr. Armstrong is also a director of Hi Lo
                                                             Automotive, Inc. He was chairman of the board, chief
                                                             executive officer and co-owner of Adirondack
                                                             Beverages (pro-ducer and distributor of soft drinks
                                                             and sparkling/still waters) (October 1993-March
                                                             1995). Mr. Armstrong was a partner of the New
                                                             England Consulting Group (management consulting
                                                             firm) (December 1992-September 1993). He was
                                                             managing director of LMVH U.S. Corporation (U.S.
                                                             subsidiary of the French luxury goods conglomerate,
                                                             Luis Vuitton Moet Hennessey Corporation) (1987-1991)
                                                             and chairman of its wine and spirits subsidiary,
                                                             Schieffelin & Somerset Company (1987-1991). Mr.
                                                             Armstrong is also a director or trustee of 28
                                                             investment companies for which Mitchell Hutchins or
                                                             PaineWebber serves as investment adviser.

                                            Position                        Business Experience;
          NAME AND ADDRESS*               with the Fund                     Other Directorships
--------------------------------------   ---------------   ------------------------------------------------------
E. Garrett Bewkes, Jr.**; 70              Director and     Mr. Bewkes is a director of Paine Webber Group Inc.
                                         Chairman of the     ('PW Group') (holding company of PaineWebber and
                                            Board of         Mitchell Hutchins). Prior to December 1995, he was a
                                            Directors        consultant to PW Group. Prior to 1988, he was
                                                             chairman of the board, president and chief executive
                                                             officer of American Bakeries Company. Mr. Bewkes is
                                                             also a director of Interstate Bakeries Corporation
                                                             and NaPro Bio-Therapeutics, Inc. Mr. Bewkes is a
                                                             director or trustee of 29 investment companies for
                                                             which Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Richard R. Burt; 49                         Director       Mr. Burt is chairman of International Equity Partners
  1101 Connecticut Avenue, N.W                               (international investments and consulting firm)
  Washington, D.C. 20036                                     (since March 1994) and a partner of McKinsey &
                                                             Company (management consulting firm) (since 1991).
                                                             He is also a director of American Publishing Company
                                                             and Archer-Daniels-Midland Co. (agricultural
                                                             commodities). He was the chief negotiator in the
                                                             Strategic Arms Reduction Talks with the former
                                                             Soviet Union (1989-1991) and the U.S. Ambassador to
                                                             the Federal Republic of Germany (1985-1989). Mr.
                                                             Burt is a director or trustee of 28 investment
                                                             companies for which Mitchell Hutchins or PaineWebber
                                                             serves as investment adviser.

Mary C. Farrell**; 47                       Director       Ms. Farrell is a managing director, senior investment
                                                             strategist and member of the Investment Policy
                                                             committee of PaineWebber. Ms. Farrell joined
                                                             PaineWebber in 1982. She is a member of the
                                                             Financial Women's Association and Women's Economic
                                                             Roundtable and is employed as a regular panelist on
                                                             Wall $treet Week with Louis Rukeyser. She also
                                                             serves on the Board of Overseers of New York
                                                             University's Stern School of Business. Ms. Farrell
                                                             is a director or trustee of 28 investment companies
                                                             for which Mitchell Hutchins or PaineWebber serves as
                                                             an investment adviser.

Meyer Feldberg; 54                          Director       Mr. Feldberg is Dean and Professor of Manage- ment of
  Columbia University                                        the Graduate School of Business, Co- lumbia
  101 Uris Hall                                              University. Prior to 1989, he was pres- ident of the
  New York, New York 10027                                   Illinois Institute of Technology. Dean

                                            Position                        Business Experience;
          NAME AND ADDRESS*               with the Fund                     Other Directorships
--------------------------------------   ---------------   ------------------------------------------------------
                                                             Feldberg is also a director of KIII Communications
                                                             Corporation, Federated Department Stores, Inc., and
                                                             New World Communications Group Incorporated. Dean
                                                             Feldberg is a director or trustee of 28 investment
                                                             companies for which Mitchell Hutchins or PaineWebber
                                                             serves as an investment adviser.

George W. Gowen; 67                         Director       Mr. Gowen is a partner in the law firm of Dun-
  666 Third Avenue                                           nington, Bartholow & Miller. Prior to May 1994, he
  New York, New York 10017                                   was a partner in the law firm of Fryer, Ross &
                                                             Gowen. Mr. Gowen is also a director of Columbia Real
                                                             Estate Investments, Inc. Mr. Gowen is a director or
                                                             trustee of 28 investment companies for which
                                                             Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Frederic V. Malek; 60                       Director       Mr. Malek is chairman of Thayer Capital Partners
  1455 Pennsylvania Avenue, N.W.                             (investment bank). From January 1992 to November
  Suite 350                                                  1992, he was campaign manager of Bush-Quayle '92.
  Washington, D.C. 20004                                     From 1990 to 1992, he was vice chairman and, from
                                                             1989 to 1990, he was president of Northwest Airlines
                                                             Inc., NWA Inc. (holding company of Northwest
                                                             Airlines Inc.) and Wings Holdings Inc. (holding
                                                             company of NWA Inc.) Prior to 1989, he was employed
                                                             by the Marriott Corporation (hotels, restaurants,
                                                             airline catering and contract feeding), where he
                                                             most recently was an executive vice president and
                                                             president of Marriott Hotels and Resorts. Mr. Malek
                                                             is also a director of American Management Systems,
                                                             Inc. (management consulting and computer related
                                                             services), Automatic Data Processing, Inc., CB
                                                             Commercial Group, Inc. (real estate services),
                                                             Choice Hotels International (hotel and hotel
                                                             franchising), FPL Group, Inc. (electric services),
                                                             Integra, Inc. (bio-medical), Manor Care, Inc.
                                                             (healthcare), National Education Corporation and
                                                             Northwest Airlines Inc. Mr. Malek is a director or
                                                             trustee of 28 investment companies for which
                                                             Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

                                            Position                        Business Experience;
          NAME AND ADDRESS*               with the Fund                     Other Directorships
--------------------------------------   ---------------   ------------------------------------------------------
Carl W. Schafer; 61                         Director       Mr. Schafer is president of the Atlantic Founda-
  c/o Atlantic Foundation                                    tion (charitable foundation supporting mainly
  16 Farber Road                                             oceanographic exploration and research). He is a
  Princeton, NJ 08540                                        director of Roadway Express, Inc. (trucking), The
                                                             Guardian Group of Mutual Funds, Evans Systems, Inc.
                                                             (motor fuels, convenience store and diversified
                                                             company) and Hidden Lake Gold Mines Ltd., (gold
                                                             mining companies), Electronic Clearing House, Inc.,
                                                             (a financial transactions processing company),
                                                             Wainoco Oil Corporation and Nutraceutix, Inc.
                                                             (biotechnology company). Prior to January 1993, he
                                                             was chairman of the Investment Advisory Committee of
                                                             the Howard Hughes Medical Institute. Mr. Schafer is
                                                             a director or trustee of 28 investment companies for
                                                             which Mitchell Hutchins or PaineWebber serves as an
                                                             investment adviser.

John R. Torell III; 57                      Director       Mr. Torell is chairman of Torell Management, Inc.
  767 Fifth Avenue                                           (financial advisory firm) (since 1989), chairman of
  Suite 4605                                                 Telesphere Corporation (electronic provider of
  New York, NY 10153                                         financial information) and a managing director of
                                                             Zilkha & Company (merchant banking and private
                                                             investment company). He is the former chairman and
                                                             chief executive officer of Fortune Bancorp
                                                             (1990-1991 and 1990-1994, respectively), the former
                                                             chairman, president and chief executive officer of
                                                             CalFed, Inc. (savings association) (1988 to 1989)
                                                             and former president of Manufacturers Hanover Corp.
                                                             (bank) (prior to 1988). Mr. Torell is also a
                                                             director of American Home Products Corp., New Colt
                                                             Inc. (armament manufacturer) and Volt Information
                                                             Sciences Inc. Mr. Torrell is a director or trustee
                                                             of 28 investment companies for which Mitchell
                                                             Hutchins or PaineWebber serves as investment
                                                             adviser.

T. Kirkham Barneby; 50                   Vice President    Mr. Barneby is a managing director and chief
                                                             investment officer--quantitative investment of
                                                             Mitchell Hutchins. Prior to September 1994, he was a
                                                             senior vice president at Vantage Global Management.
                                                             Prior to June 1993, he was a senior vice president

                                                             at Mitchell Hutchins. Mr. Barneby is a vice
                                                             president of five investment companies for

                                            Position                        Business Experience;
          NAME AND ADDRESS*               with the Fund                     Other Directorships
--------------------------------------   ---------------   ------------------------------------------------------
                                                             which Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Teresa M. Boyle; 38                      Vice President    Ms. Boyle is a first vice president of Mitchell
                                                             Hutchins. Prior to November 1993, she was Compliance
                                                             Manager of Hyperion Capital Management, Inc., an
                                                             investment advisory firm. Prior to April 1993, Ms.
                                                             Boyle was a vice president and manager--legal
                                                             administration of Mitchell Hutchins. Ms. Boyle is
                                                             also a vice president of 29 investment companies for
                                                             which Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

C. William Maher; 35                     Vice President    Mr. Maher is a first vice president and a senior
                                          and Assistant      manager of the mutual fund finance division of
                                            Secretary        Mitchell Hutchins. Mr. Maher is also a vice
                                                             president and assistant treasurer of 29 investment
                                                             companies for which Mitchell Hutchins or PaineWebber
                                                             serves as investment adviser.

Ann E. Moran; 39                         Vice President    Ms. Moran is a vice president of Mitchell Hutchins.
                                          and Assistant      Ms. Moran is also a vice president and assistant
                                            Treasurer        treasurer of 29 investment companies for which
                                                             Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Dianne E. O'Donnell; 44                  Vice President    Ms. O'Donnell is a senior vice president and deputy
                                          and Secretary      general counsel of Mitchell Hutchins. Ms. O'Donnell
                                                             is also a vice president and secretary of 28
                                                             investment companies for which Mitchell Hutchins or
                                                             PaineWebber serves as investment adviser.

Emil Polito; 36                          Vice President    Mr. Polito is a senior vice president and director of
                                                             operations and control for Mitchell Hutchns. From
                                                             March 1991 to September 1993 he was director of the
                                                             Mutual Funds Sales Support and Service Center for
                                                             Mitchell Hutchins and PaineWebber. Mr. Polito is
                                                             also vice president of 29 investment companies for

                                                             which Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Victoria E. Schonfeld; 46                Vice President    Ms. Schonfeld is a managing director and general
                                                             counsel of Mitchell Hutchins. Prior to May 1994, she
                                                             was a partner in the law firm of Arnold & Porter.
                                                             Ms. Schonfeld is also a vice president of 29

                                            Position                        Business Experience;
          NAME AND ADDRESS*               with the Fund                     Other Directorships
--------------------------------------   ---------------   ------------------------------------------------------
                                                             investment companies for which Mitchell Hutchins or
                                                             PaineWebber serves as investment adviser.

Paul H. Schubert; 34                     Vice President    Mr. Schubert is a first vice president and a senior
                                          and Assistant      manager of the mutual fund finance division of
                                            Treasurer        Mitchell Hutchins. From August 1992 to August 1994,
                                                             he was a vice president of BlackRock Financial
                                                             Management, Inc. Prior to August 1992, he was an
                                                             audit manager with Ernst & Young LLP. Mr. Schubert
                                                             is also a vice president and assistant treasurer of
                                                             29 investment companies for which Mitchell Hutchins
                                                             or PaineWebber serves as investment adviser.

Julian F. Sluyters; 36                   Vice President    Mr. Sluyters is a senior vice president and the
                                          and Treasurer      director of the mutual fund finance division of
                                                             Mitchell Hutchins. Mr. Sluyters is also a vice
                                                             president and treasurer of 29 investment companies
                                                             for which Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Gregory K. Todd; 40                      Vice President    Mr. Todd is a first vice president and senior
                                          and Assistant      associate general counsel of Mitchell Hutchins.
                                            Secretary        Prior to 1993, he was a partner in the law firm of
                                                             Shereff, Friedman, Hoffman & Goodman. Mr. Todd is
                                                             also a vice president and assistant secretary of
                                                             nine investment companies and vice president and
                                                             secretary of one investment company for which
                                                             Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.

Keith A. Weller; 35                      Vice President    Mr. Weller is a first vice president and associate
                                          and Assistant      general counsel of Mitchell Hutchins. Prior to May
                                            Secretary        1995, he was an attorney in private practice. Mr.

                                                             Weller is also a vice president and assistant
                                                             secretary of 28 investment companies for which
                                                             Mitchell Hutchins or PaineWebber serves as
                                                             investment adviser.


------------------
 * Unless otherwise indicated, the business address of each listed person is 1285 Avenue of the Americas, New York, New York 10019.

** Mrs. Alexander, Mr. Bewkes and Ms. Farrell are 'interested persons' of the Trust, as defined in the 1940 Act, by reason of their position with Mitchell Hutchins and PW Group, the parent company of PaineWebber and Mitchell Hutchins.


     The Trust pays directors who are not 'interested persons' of the Trust $1,000 annually and $150 for each board meeting and each separate meeting of a board committee. Messrs. Feldberg and Torell serve as chairmen of the audit and contract review committees of individual funds within the PaineWebber fund complex and receive additional compensation aggregating $15,000 annually each from the relevant funds. All directors are reimbursed for any expenses incurred in attending meetings. Because Mitchell Hutchins and the Sub-Adviser perform substantially all the services necessary for the operation of the Trust, the Trust requires no employees. No officer, director or employee of Mitchell Hutchins or PaineWebber presently receives any compensation from the Trust for acting as a director or officer.



     The table below includes certain information relating to the compensation of the Trust's current directors who held office with the Trust or other PaineWebber funds during the Trust's last fiscal year.


                               COMPENSATION TABLE


                                                                                                          TOTAL
                                                                                                       COMPENSATION
                                                                                      AGGREGATE       FROM THE TRUST
                                    NAME OF                                         COMPENSATION       AND THE FUND
                                PERSON, POSITION                                   FROM THE TRUST*      COMPLEX**
--------------------------------------------------------------------------------   ---------------    --------------

Richard Q. Armstrong, Director..................................................       $ 3,006           $ 59,873
Richard R. Burt, Director.......................................................         2,606             51,173
Meyer Feldberg***, Director.....................................................           839             96,181
George W. Gowen***, Director....................................................           839             92,431
Frederic V. Malek***, Director..................................................           839             92,431
Carl W. Schafer***, Director....................................................           839             62,307
John R. Torell III, Director....................................................         3,006             60,123


------------------

  * Represents fees paid to each director during the fiscal year ended November 30, 1996; the Trust does not have a pension or retirement plan.



 ** Represents total compensation paid to each director during the calendar year ended December 31, 1996; no fund within the fund complex has a pension or retirement plan.



*** Elected as a director at a Shareholder meeting held on April 11, 1996.



              CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES



     As of April   , 1997, Cede & Co. (the nominee of The Depository Trust
Company, a securities depository) owned of record           of the Trust's
Shares or      % of the outstanding Shares. To the knowledge of the Trust, no
person is the beneficial owner of 5% or more of its Shares. As of April   ,
1997, the directors and officers of the Trust as a group beneficially owned less than 1% of the Trust's outstanding Shares.


                        INVESTMENT ADVISORY ARRANGEMENTS


     Pursuant to the Investment Advisory and Administration Contract dated as of December 18, 1992 ('Mitchell Hutchins Contract'), Mitchell Hutchins provides a continuous investment program for the Trust and makes investment decisions and places orders to buy, sell or hold particular securities; Mitchell Hutchins has delegated these responsibilities to the Sub-Adviser subject to the supervision of Mitchell Hutchins. As administrator, Mitchell Hutchins supervises all matters relating to the operation of the Trust and provides for its corporate, administrative and clerical personnel, office space, equipment and services, including arranging for the periodic preparation, updating, filing and dissemination of proxy materials, tax returns and reports to the Trust's board of directors, shareholders and regulatory authorities. Pursuant to a separate contract with Mitchell Hutchins, dated as of December 18, 1992 ('Sub-Advisory

Contract'), the Sub-Adviser serves as the Trust's sub-adviser.


     In addition to the payments to Mitchell Hutchins under the Mitchell Hutchins Contract described above, the Trust pays certain other costs including:
(1) the costs (including brokerage commissions) of securities purchased or sold by the Trust and any losses incurred in connection therewith;
(2) expenses incurred on behalf of the Trust by Mitchell Hutchins; (3) organizational expenses of the Trust, whether or not advanced by Mitchell Hutchins; (4) filing fees and expenses relating to the registration and qualification of the Shares under federal and state securities laws; (5) fees and salaries payable to directors who are not interested persons of the Trust or Mitchell Hutchins; (6) all expenses incurred in connection with the directors' services, including travel expenses; (7) taxes (including any income or franchise taxes) and governmental fees; (8) costs of any liability, uncollectible items of deposit and any other insurance or fidelity bonds; (9) any costs, expenses or losses arising out of a liability of or claims for damages or other relief asserted against the Trust for violation of any law;
(10) legal, accounting and auditing expenses, including legal fees of special counsel for the independent directors; (11) charges of custodians, transfer agents and other agents; (12) costs of preparing Share certificates; (13) expenses of printing and distributing reports to shareholders; (14) any extraordinary expenses (including fees and disbursements of counsel) incurred by the Trust; (15) fees, voluntary assessments and other expenses incurred in connection with membership in investment company organizations; (16) costs of mailing and tabulating proxies and costs of meetings of shareholders, the board and any committees thereof; (17) the costs of investment company literature and other publications provided to directors and officers; (18) costs of mailing, stationery and communications equipment; (19) interest charges on borrowings; and (20) fees and expenses of listing and maintaining any listing of the Shares on the NYSE or any other national securities exchange.

     Under the Mitchell Hutchins Contract, Mitchell Hutchins is not liable for any error of judgment or mistake of law or for any loss suffered by the Trust or its shareholders in connection with the Mitchell Hutchins Contract, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Mitchell Hutchins in the performance of its duties or from reckless disregard of its duties and obligations under the Mitchell Hutchins Contract. Under the Sub-Advisory Contract, the Sub-Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Trust, its shareholders or Mitchell Hutchins in connection with the Sub-Advisory Contract, except any liability to the Trust, its shareholders or Mitchell Hutchins to which the Sub-Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under the Sub-Advisory Contract. The Mitchell Hutchins Contract terminates automatically upon assignment and is terminable by vote of the board of directors or by the holders of a majority of the outstanding voting securities of the Trust, at any time without penalty, on 60 days' written notice to Mitchell Hutchins. The

Mitchell Hutchins Contract may also be terminated by Mitchell Hutchins on 60 days' written notice to the Trust.

     The Sub-Advisory Contract terminates automatically upon assignment or upon termination of the Mitchell Hutchins Contract and is terminable by vote of the Trust's board of directors, or by the holders of a majority of the outstanding voting securities of the Trust, at any time without penalty, on 60 days' written notice to the Sub-Adviser. The Sub-Advisory Contract may be terminated by Mitchell Hutchins: (1) on 20 days' notice to the Sub-Adviser upon material breach by the Sub-Adviser of its representations and warranties, which breach shall not have been cured within such 20-day notice period; (2) if the Sub-Adviser becomes unable to discharge its duties and obligations under the Sub-Advisory Contract; or (3) on 120 days' notice to the Sub-Adviser. The Sub-Adviser may terminate the Sub-Advisory Contract at any time on 120 days' notice to Mitchell Hutchins.


     For the fiscal years ended November 30, 1996, November 30, 1995 and November 30, 1994, the Trust paid or accrued to Mitchell Hutchins $853,256, $998,135 and $1,031,048, respectively, in investment advisory and administration fees, and Mitchell Hutchins (not the Trust) paid or accrued to the Sub-Adviser $304,734, $356,567 and $368,231, respectively, in investment sub-advisory fees.

     Mitchell Hutchins personnel may invest in securities for their own accounts pursuant to a code of ethics that describes the fiduciary duty owed to shareholders of the PaineWebber and other Mitchell Hutchins' advisory accounts by all Mitchell Hutchins' directors, officers and employees, establishes procedures for personal investing and restricts certain transactions. For example, employee accounts generally must be maintained at PaineWebber, personal trades in most securities require pre-clearance, and short-term trading and participation in initial public offerings generally are prohibited. In addition, the code of ethics puts restrictions on the timing of personal investing in relation to trades by the PaineWebber funds and other Mitchell Hutchins advisory clients. Sub-Adviser personnel may also invest in securities for their own accounts pursuant to a comparable code of ethics.


                             PORTFOLIO TRANSACTIONS

     Subject to policies established by the board of directors and oversight by Mitchell Hutchins, the Sub-Adviser is responsible for the execution of the Trust's portfolio transactions and the allocation of brokerage transactions. In executing portfolio transactions, the Sub-Adviser seeks to obtain the best net results for the Trust, taking into account such factors as the price (including the applicable dealer spread or brokerage commission), size of order, difficulty of execution and operational facilities of the firm involved. The securities in which the Trust will invest generally are traded on the OTC market on a 'net'

basis without a stated commission through dealers acting for their own account and not as brokers. Prices paid to dealers in principal transactions generally include a 'spread,' which is the difference between the prices at which the dealer is willing to purchase and sell a specific security at that time.

     In placing orders with dealers, the Sub-Adviser attempts to obtain the best net price and the most favorable execution of its orders. The Sub-Adviser may purchase and sell portfolio securities from and to dealers who provide the Trust with research analysis, statistical or pricing advice or similar services. Portfolio transactions are not directed by the Trust to dealers solely on the basis of research and advice provided. Research services furnished by the dealers through which or with which the Trust effects securities transactions may be used by the Sub-Adviser and in advising other funds or accounts they advise and, conversely, research services furnished to Mitchell Hutchins or the Sub-Adviser in connection with other funds or accounts that either of them advises may be used in advising the Trust.


     The Trust will have no obligation to deal with any broker or group of brokers in the execution of portfolio transactions. The Trust contemplates that, consistent with obtaining the best net results, brokerage transactions may be conducted through Mitchell Hutchins or the Sub-Adviser or any of their affiliates, including PaineWebber. The Trust's board of directors has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to Mitchell Hutchins or the Sub-Adviser or any of their affiliates are reasonable and fair. Specific provisions in the Mitchell Hutchins Contract authorize Mitchell Hutchins or the Sub-Adviser and any affiliate thereof that is a member of a national securities exchange to effect portfolio transactions for the Trust on such exchange and to retain compensation in connection with such transactions. Any such transactions will be effected and related compensation paid only in accordance with applicable SEC regulations.


     Goldman, Sachs & Co., an affiliate of the Sub-Adviser, is an active participant in the securities markets, including the markets for Mortgage-Backed Securities and other securities and instruments in which the Trust invests. Goldman, Sachs & Co. and its affiliates have proprietary interests in, and manage accounts trading in, such markets which have investment objectives similar to those of the Trust, as well as accounts with investment objectives different from those of the Trust but trading in the same types of securities and instruments as those traded on behalf of the Trust. Such activities could affect the prices of securities and instruments to be purchased or sold by the Trust, and such accounts may compete with the Trust for investments in securities and other instruments. Transactions for the proprietary and other accounts managed by Goldman, Sachs & Co. (other than accounts managed by the Sub-Adviser or its advisory affiliates) are executed separately from the Sub-Adviser's execution of trades, including trades for the Trust.


     Investment decisions for the Trust and for other investment accounts managed by the Sub-Adviser are made independently of each other in light of differing considerations for the various accounts. However, the same investment decision may occasionally be made for the Trust and one or more such accounts. In such cases, simultaneous transactions are inevitable. Purchases and sales then are averaged as to price and allocated between the Trust and such other account(s) as to amount in a manner determined by the Sub-Adviser in good faith to be fair and equitable in light of the Sub-Adviser's fiduciary obligations to the Trust and the other account(s) involved. While in some cases this practice could have a detrimental effect upon the price or value of the security as far as the Trust is concerned, or upon its ability to complete its entire order, in other cases it is believed that coordination and the ability to participate in volume transactions will be beneficial to the Trust.


     Transactions in futures contracts are executed through futures commission merchants ('FCMs') who receive brokerage commissions for their services. The Trust's procedures in selecting FCMs to execute the Trust's transactions in futures contracts, including procedures permitting the use of the Sub-Adviser and its affiliates are similar to those in effect with respect to brokerage transactions in securities. For the fiscal years ended November 30, 1996, November 30, 1995 and November 30, 1994, the Trust paid no commissions to FCMs.


     The Trust does not purchase securities that are offered in underwritings in which Mitchell Hutchins, the Sub-Adviser or any of their affiliates is a member of the underwriting or selling group, except pursuant to procedures adopted by the board of directors pursuant to Rule 10f-3 under the 1940 Act. Among other things, these procedures require that the commission or spread paid in connection with such a purchase be reasonable and fair, that the purchase be at not more than the public offering price prior to the end of the first business day after the date of the public offering and that Mitchell Hutchins, the Sub-Adviser and their affiliates not participate in or benefit from the sale to the Trust.


     For the fiscal years ended November 30, 1996, November 30, 1995 and November 30, 1994, the Sub-Adviser did not direct any portfolio transactions to brokers chosen because they provide research and analysis. For the fiscal years ended November 30, 1996, November 30, 1995 and November 30, 1994, the Trust paid no brokerage commissions.


                              VALUATION OF SHARES

     The net asset value of the Shares is determined weekly on the second to last day in each week on which the NYSE is open (or on such other day as may be determined by the Trust's board of directors) and also is determined monthly as of the close of regular trading on the NYSE on the last day of the month on which the NYSE is open for trading. The net asset value per Share is computed by dividing the value of the securities held by the Trust plus any cash or other assets (including interest and dividends accrued but not yet received and earned discount) minus all liabilities (including accrued expenses) by the total number of Shares outstanding at such time.


     The Trust's mortgage-backed and U.S. Treasury obligations are valued by the Sub-Adviser in good faith and under the supervision of the Trust's board of directors based on yield equivalents, a pricing matrix or other sources. Other portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in those securities. When market quotations for securities held by the Trust are not readily available, they are valued at fair value by or under the direction of the board of directors utilizing quotations and other information concerning similar securities derived from recognized dealers in those securities or information regarding the trading spreads quoted by recognized dealers between such securities and U.S. Treasury securities whose maturities are determined by the Sub-Adviser to be most closely matched to the average life of the Trust's securities. When market quotations for positions in Strategic Transactions held by the Trust are readily available, those positions will be valued based upon such quotations. Market quotations generally will not be available for options traded on the OTC market. When market quotations for positions in Strategic Transactions are not readily available, they will be valued at fair value as determined in good faith by or under the direction of the board of directors. Notwithstanding the above, debt securities with maturities of 60 days or less generally are valued at amortized cost if their original term to maturity was 60 days or less, or by amortizing the difference between their fair value as of the 61st day prior to maturity and their maturity value if their original term to maturity exceeded 60 days, unless in either case the board of directors or its delegate determines that this does not represent fair value.

                                     TAXES


     General. In order to continue to qualify for treatment as a regulated investment company ('RIC') under the Internal Revenue Code, the Trust must distribute to its shareholders for each taxable year at least 90% of the sum of its investment company taxable income (consisting generally of taxable net investment income, net short-term capital gains and net realized gains from certain transactions) plus its net interest income excludable from gross income under section 103(a) of the Internal Revenue Code ('tax-exempt income') ('Distribution Requirement') and must meet several additional requirements. Among these requirements are the following: (1) the Trust must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities, or other income (including gains from options or futures contracts) derived with respect to its business of investing in securities ('Income Requirement'); (2) the Trust must derive less than 30% of its gross income each taxable year from the sale or other disposition of securities, options or futures contracts held for less than three months ('Short-Short Limitation');
(3) at the close of each quarter of the Trust's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the Trust's total assets; and (4) at the close of each quarter of the Trust's taxable year, not more than 25% of the value of its total assets may be invested in securities (other than U.S. government securities or the securities of other RICs) of any one issuer. If the Trust fails to qualify for treatment as a RIC for any taxable year, it would be taxed as an ordinary corporation on its taxable income for that year (even if that income was distributed to its shareholders) and all distributions out of its earnings and profits would be taxable to its shareholders as dividends (that is, ordinary income).


     The Trust will be subject to a nondeductible 4% excise tax ('Excise Tax') to the extent it fails to distribute by the end of any calendar year at least 98% of the sum of its ordinary income (not including tax-exempt income) for that year and its capital gain net income for the one-year period ending on November 30 of that year, plus certain other amounts. For these purposes, any such taxable income retained by the Trust, and on which it pays federal income tax, will be treated as having been distributed.


     Any capital losses that the Trust may realize can be used only to offset capital gains and cannot be used to reduce the Trust's ordinary income. Thus, if the Trust realized a net capital loss in any taxable year, the amount the Trust would be required to distribute to satisfy the Distribution Requirement and to avoid imposition of the Excise Tax would not be decreased. Net capital losses that the Trust cannot use in one taxable year may be carried forward by it for eight years. If any capital losses have not been used by the time the Trust terminates, the potential benefits of those capital losses will be lost.

     While any obligations constituting senior securities are outstanding, the Trust may not declare any cash dividend or other distribution on its Shares unless, at the time of the declaration, the Trust satisfies certain dividend payment and asset coverage requirements. See 'Dividends and Other Distributions; Dividend Reinvestment Plan' in the Prospectus. Any such suspension of distributions on the Shares could prevent the Trust from satisfying the Distribution Requirement and avoiding imposition of the Excise Tax.


     Original Issue Discount. The Trust may acquire Zero Coupon Municipal Securities (or other securities, such as PO classes of Mortgage-Backed Securities) that are issued with original issue discount. As a holder of such a security, the Trust would have to take into account each taxable year the original issue discount that accrues on the security for the year, even if it receives no payment on the security during the year. Because the Trust annually must distribute (1) at least 90% of its net investment income, including any accrued original issue discount (whether taxable or not), to satisfy the Distribution Requirement and (2) substantially all of its non-tax-exempt income to avoid imposition of the Excise Tax, it may be required in a particular year to distribute as a dividend an amount that is greater than the total amount of cash it actually receives. Those distributions will be made from the Trust's cash assets or from the proceeds of sales of portfolio securities or from borrowings, if necessary. The Trust may realize capital gains or losses from those sales, which would increase or decrease its investment company taxable income or net capital gain. In addition, any such gains may be realized on the disposition of securities held for less than three months. Because of the Short-Short Limitation, any such gains would reduce the Trust's ability to sell other securities, options or futures held for less than three months that it might wish to sell in the ordinary course of its portfolio management. The Trust will not invest in Zero Coupon Municipal Securities the interest on which is a tax preference item for purposes of the federal alternative minimum tax.


     Strategic Transactions. The use of Strategic Transactions, such as writing (selling) and purchasing options and futures, involves complex rules that will determine for income tax purposes the character and timing of recognition of the gains and losses the Trust realizes in connection therewith. These rules also may require the Trust to 'mark to market' (that is, treat as sold for their fair market value) at the end of each taxable year certain positions in its portfolio, which may cause the Trust to recognize income without receiving cash with which to make distributions necessary to satisfy the Distribution Requirement and to avoid imposition of the Excise Tax. In that event, the Trust might have to liquidate securities to enable it to make the required distributions, which would cause it to recognize gains or losses and might affect its ability to satisfy the Short-Short Limitation.

     Income from transactions in options and futures derived by the Trust with respect to its business of investing in securities will qualify as permissible income under the Income Requirement. However, income from the disposition of options and futures will be subject to the Short-Short Limitation if they are held for less than three months.

     If the Trust satisfies certain requirements, any increase in value of a position that is part of a 'designated hedge' will be offset by any decrease in value (whether realized or not) of the offsetting hedging position during the period of the hedge for purposes of determining whether the Trust satisfies the Short-Short Limitation. Thus, only the net gain (if any) from the designated hedge will be included in gross income for purposes of that limitation. The Trust will consider whether it should seek to qualify for this treatment for its hedging transactions. To the extent the Trust does not qualify for this treatment, it may be forced to defer the closing out of certain options and futures beyond the time when it otherwise would be advantageous to do so, in order for the Trust to continue to qualify as a RIC.

     Other Securities. As a result of investing in certain securities and also as a result of leveraging to purchase or hold certain other securities, the Trust may be required to report taxable income in excess of the economic income derived therefrom. The timing and character of any deduction attributable to the Trust's failure to fully recoup its initial investment in certain Mortgage-Backed Securities as a result of greater than anticipated prepayments of principal on the underlying mortgage assets are unclear. The tax treatment of certain securities in which the Trust may invest is not free from doubt, and it is possible that an Internal Revenue Service examination of the issuers of those securities or of the Trust could result in adjustments to the Trust's taxable income.

                             ADDITIONAL INFORMATION

COMMON STOCK REPURCHASES AND TENDER OFFERS


     As discussed in the Prospectus, the Trust's board of directors may make a tender offer for its Shares to reduce or eliminate the discount to net asset value at which the Trust's Shares might trade. Even if such a tender offer has been made, it will be the board's announced policy, which may be changed by the board, not to accept tenders or effect Share repurchases (or, if a tender offer has not been made, not to initiate a tender offer) if: (1) such transactions, if consummated, would (a) result in the delisting of the Shares from the NYSE (the NYSE having advised the Trust that it would consider delisting if the aggregate market value of the outstanding Shares is less than $5,000,000, the number of publicly held Shares falls below 600,000 or the number of round-lot holders falls below 1,200) or (b) impair the Trust's status as a RIC (which would eliminate the Trust's eligibility to deduct distributions paid to its shareholders, thus causing the Trust's income to be fully taxed at the corporate level in addition to the taxation of shareholders on distributions received from the Trust); (2) the Trust would not be able to liquidate portfolio securities in an orderly manner and consistent with the Trust's investment objective and policies in order to repurchase its Shares; or (3) there is, in the board's judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Trust, (b) suspension of trading or limitation on prices of securities generally on the NYSE or any other exchange on which portfolio securities of the Trust are traded, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, New York State or any state in which the Trust invests, (d) limitation affecting the Trust or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition that would have a material adverse effect on the Trust or its shareholders if Shares were repurchased. The board of directors may modify these conditions in light of experience.


COUNSEL

     The law firm of Kirkpatrick & Lockhart LLP, 1800 Massachusetts Avenue, N.W., Washington, D.C. 20036-1800, counsel to the Trust, has passed upon the legality of the shares offered by the Trust's Prospectus. Kirkpatrick & Lockhart LLP also acts as counsel to Mitchell Hutchins and PaineWebber in connection with other matters.


INDEPENDENT AUDITORS

     Ernst & Young LLP, 787 Seventh Avenue, New York, New York 10019, serves as the Trust's independent auditors.

                              FINANCIAL STATEMENTS


     The Trust's Annual Report to Shareholders for the fiscal year ended November 30, 1996 is a separate document supplied with this Statement of Additional Information and the financial statements, accompanying notes and report of independent auditors appearing therein are incorporated by reference in this Statement of Additional Information.

                                                                      APPENDIX A

                PERFORMANCE COMPARISONS AND ECONOMIC INFORMATION

     The Trust may, in advertisements, reports to shareholders and other publicly-distributed documents, compare its performance with or otherwise discuss the investment returns of various securities, such as 6-month Treasury bills, 1-year Treasury notes, and 10-year and 30-year Treasury bonds. Such comparisons or discussions also may include economic data and statistics published by the United States Bureau of Labor Statistics, such as the cost of living index, information and statistics on the residential mortgage market or the market for Mortgage-Backed Securities such as those published by the Federal Reserve Bank, the Office of Thrift Supervision, Ginnie Mae, Fannie Mae and Freddie Mac and the Lehman Mortgage-Backed Securities Index. The Trust also may compare its performance with or otherwise discuss data (including average 30-day money market fund yields) published by Lipper Analytical Services, Inc., IBC/Donoghue's Money Market Fund Report, Wiesenberger Investment Service or Investment Company Data Inc. In comparing the Trust or its performance to money market funds, investors should keep in mind that money market funds seek to maintain a constant net asset value per share of $1.00, while the net asset value of the Shares will fluctuate. The securities held by the Trust generally have longer maturities than those held by money market funds and may reflect interest rate fluctuations for longer term securities.

     The Trust also may compare its performance with or otherwise discuss the performance of bank certificates of deposit ('CDs') as measured by the CDA Investment Technologies Certificate of Deposit Index and the Bank Rate Monitor Index and the averages of yields of CDs of major banks published by Banxquote
(R) Money Markets. In comparing the Trust or its performance to CD performance, investors should keep in mind that bank CDs are insured in whole or in part by an agency of the U.S. government and offer fixed principal and fixed or variable rates of interest, and that bank CD yields may vary depending on the financial institution offering the CD and prevailing interest rates. The Shares are not insured or guaranteed by the U.S. government; returns and net asset value will fluctuate. The securities held by the Trust generally have longer maturities than most CDs and may reflect interest rate fluctuations for longer term securities.

     The Trust may include discussions or illustrations of the effects of compounding in advertisements. 'Compounding' refers to the fact that, if dividends and other distributions are reinvested in additional Shares, any future income or capital appreciation would increase the net asset value, not only of the original Trust investment, but also of the additional Shares received through reinvestment. As a result, the net asset value of an investment in the Trust would increase more rapidly than if dividends and other distributions had been paid in cash.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THE PROSPECTUS OR IN THIS STATEMENT OF ADDITIONAL INFORMATION IN CONNECTION WITH THE OFFERING MADE BY THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR PAINEWEBBER. THE PROSPECTUS AND THIS STATEMENT OF ADDITIONAL INFORMATION DO NOT CONSTITUTE AN OFFERING BY THE TRUST OR BY PAINEWEBBER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Investment Policies and Restrictions...........     1
Investment Limitations.........................     4
Strategic Transactions.........................     7
Directors and Officers.........................    14
Control Persons and Principal Holders of
  Securities...................................    20
Investment Advisory Arrangements...............    20
Portfolio Transactions.........................    22
Valuation of Shares............................    23
Taxes..........................................    24
Additional Information.........................    26
Financial Statements...........................    26
Appendix A.....................................   A-1

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                                  2002 TARGET

                                TERM TRUST INC.

                                  COMMON STOCK

                            ------------------------

                            STATEMENT OF ADDITIONAL


                                  INFORMATION

                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------


                                APRIL    , 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Copyright) 1997 PaineWebber Incorporated

                          PART C - OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         1.       Financial Statements:

                  Included in Part A of the Registration Statement:

                  a. Financial Highlights for each of the three years in the period ended November 30, 1996 and for the period December 31, 1992 (commencement of operations) to November 30, 1993

                  Included in Part B of the Registration Statement through incorporation by reference from the Annual Report to the Shareholders, previously filed with the Securities and Exchange Commission through EDGAR on February 3, 1997 (File No. 33-60710) (Accession No. ): 0000 912-057-97-002714

                  a.       Portfolio of Investments as of November 30, 1996

                  b.       Statement of Assets and Liabilities as of November
                           30, 1996

                  c.       Statement of Operations for the year ended November
                           30, 1996

                  d. Statement of Changes in Net Assets for each of the two years in the period ended November 30, 1996

                  e.       Statement of Cash Flows for the year ended November
                           30, 1996

                  f.       Notes to Financial Statements

                  g. Financial Highlights for each of the three years in the period ended November 30, 1996 and for the period December 31, 1992 (commencement of operations) to November 30, 1993

                  h. Report of Ernst & Young LLP, Independent Auditors dated January 22, 1997


         2.       Exhibits:

                  a.       (i)      Articles of Incorporation(1)
                           (ii)     Articles of Amendment(2)

                  b.       (i)      Bylaws(3)


                           (ii)     Amendment to Bylaws dated November 18,
                                    1992(3)

                          (iii)     Amendment to Bylaws dated September
                                    28, 1994(3)

--------
1 Incorporated herein by reference to exhibit 1(a) to the Registration Statement on Form N-2 filed October 16, 1992 (File No. 33-53392).

2 Incorporated herein by reference to exhibit 1(b) to the Registration Statement on Form N-2 filed October 16, 1992 (File No. 33-53392).

3 Incorporated herein by reference to exhibit b to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed January 31, 1995 (File No. 33-60710).

                  c.       None

                  d.       Inapplicable

                  e.       Dividend Reinvestment Plan(4)

                  f.       None

                  g.       (i)      Investment Advisory and Administration
                                    Contract(5)
                           (ii)     Sub-Investment Advisory Contract(6)

                  h.       None(7)

                  i.       None

                  j.       Custodian Agreement(8)

                  k.       Transfer Agency Agreement(9)

                  l.       Opinion and Consent of Counsel(10)

                  m.       None

                  n. Consent of Ernst & Young LLP, independent auditors (filed herewith)

                  o.       None

                  p.       Letter of Investment Intent11

                  q.       None


                  r.       Financial Data Schedule (filed herewith)

--------
4 Incorporated herein by reference to exhibit 9(c) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

5 Incorporated herein by reference to exhibit 6(a) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

6 Incorporated herein by reference to exhibit 6(b) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

7 The shares offered by the prospectus will be offered in order to effect over-the-counter secondary market transactions by PaineWebber in its capacity as a dealer and secondary market maker and not pursuant to any agreement with the Trust. Shares were originally issued in a public offering pursuant to an Underwriting Agreement and related documents, included as exhibits 7(a), (b) and (c) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

8 Incorporated herein by reference to exhibit 9(a) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

9 Incorporated herein by reference to exhibit 9(b) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

10 Incorporated herein by reference to exhibit 1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed June 15, 1993 (File No. 33-60710).

11 Incorporated herein by reference to exhibit 14 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

Item 25.  Marketing Arrangements

         Inapplicable.

Item 26.  Other Expenses of Issuance and Distribution

         Not applicable to current Post-Effective Amendment; for expenses incurred in connection with this Registration Statement; see Pre-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-2, SEC File No. 33-60710, filed June 15, 1993.

Item 27.  Persons Controlled by or Under Common Control

         None.

Item 28.  Number of Holders of Securities





                                                        Number of Record
                                                         Holders as of
Title of Class                                          January 28, 1997
Common Stock, par value

$0.001 per share                                             431


Item 29.  Indemnification

         Incorporated by reference to Item 3 of Part II to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed December 23, 1992 (File No. 33-53392).

Item 30.  Business and Other Connections of Investment Adviser

         See "Management of the Trust" in the Prospectus.

         Mitchell Hutchins, a Delaware corporation, is a registered investment adviser and is wholly owned by PaineWebber, which in turn is wholly owned by Paine Webber Group Inc. Mitchell Hutchins is primarily engaged in the investment advisory business. Information as to executive officers and directors of Mitchell Hutchins is included in its Form ADV filed with the SEC (Registration number 801-13219) and is incorporated herein by reference.

         Goldman Sachs Funds Management, L.P., a limited partnership organized under the laws of the State of Delaware, is a registered investment adviser. The general partner of Goldman Sachs Funds Management, L.P. is Goldman Sachs Funds Management, Inc., a Delaware corporation. Goldman Sachs Funds Management, L.P. and Goldman Sachs Funds Management, Inc. are under the control of Goldman Sachs Group, L.P. Goldman Sachs Funds Management, L.P. is primarily engaged in the investment advisory business. Information as to officers and partners of Goldman Sachs Funds Management, L.P. is included in its Form ADV filed with the SEC (Registration number 801-37591) and is incorporated herein by reference.

Item 31.  Location of Accounts and Records

         The accounts and records of the Trust are maintained at the offices of Mitchell Hutchins at 1285 Avenue of the Americas, New York, New York 10019, at the office of the Trust's custodian, State Street Bank and Trust Company at One Heritage Drive, North Quincy, Massachusetts 02171, and at the office of the

Trust's transfer agent, PNC Bank, National Association, c/o PFPC Inc., 103 Bellevue Parkway, Wilmington, Delaware 19809.

Item 32.  Management Services

         None.

Item 33.  Undertakings

         The Trust hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                                    Section 10(a)(3) of the Securities Act
                                    of 1933:

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


                  (5) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 31th day of January, 1997.

                                    2002 TARGET TERM TRUST INC.

                                    By:  /s/ Gregory K. Todd
                                         -------------------------------------
                                             Gregory K. Todd
                                             Vice President and Assistant
                                               Secretary


         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated:

Signature                                             Title                                         Date
/s/ Margo N. Alexander                                President and Director                        Jan. 31, 1997
----------------------------------------------        (Chief Executive Officer)
Margo N. Alexander *

/s/ E. Garrett Bewkes, Jr.                            Director and Chairman                         Jan. 31, 1997
----------------------------------------------        of the Board of Directors
E. Garrett Bewkes, Jr. *

/s/ Richard Q. Armstrong                              Director                                      Jan. 31, 1997
----------------------------------------------
Richard Q. Armstrong *

/s/ Richard Burt                                      Director                                      Jan. 31, 1997
----------------------------------------------
Richard Burt *

/s/ Mary C. Farrell                                   Director                                      Jan. 31, 1997
----------------------------------------------
Mary C. Farrell *

/s/ Meyer Feldberg                                    Director                                      Jan. 31, 1997
----------------------------------------------
Meyer Feldberg *

/s/ George W. Gowen                                   Director                                      Jan. 31, 1997
----------------------------------------------

George W. Gowen *

/s/ Frederic V. Malek                                 Director                                      Jan. 31, 1997
----------------------------------------------
Frederic V. Malek *

/s/ Carl W. Schafer                                   Director                                      Jan. 31, 1997
----------------------------------------------
Carl W. Schafer *

/s/ John R. Torell III                                Director                                      Jan. 31, 1997
----------------------------------------------
John R. Torell III *

/s/ Julisn F. Sluyters                                Vice President and Treasurer (Chief           Jan. 31, 1997
----------------------------------------------        Financial and Accounting Officer)
Julian F. Sluyters




                                EXHIBIT INDEX


  Exhibit                                          Document Description
    a.        (i)       Articles of Incorporation [previously filed as exhibit 1(a) to the Registration
                        Statement on Form N-2 filed October 16, 1992 (File No. 33-53392)]

              (ii)      Articles of Amendment [previously filed as exhibit 1(b) to the Registration
                        Statement on Form N-2 filed October 16, 1992 (File No. 33-53392)]

    b.        (i)       Bylaws [previously filed as exhibit 99.B(i) to Post-Effective Amendment No.
                        2 to the Registration Statement on Form N-2 filed January 31, 1995 (File No.
                        33-60710)]

              (ii)      Amendment to Bylaws dated November 18, 1992 [previously filed as exhibit
                        99.B(i) to Post-Effective Amendment No. 2 to the Registration Statement on
                        Form N-2 filed January 31, 1995 (File No. 33-60710)]

              (iii)     Amendment to Bylaws dated September 28, 1994 [previously filed as exhibit
                        99.B(i) to Post-Effective Amendment No. 2 to the Registration Statement on
                        Form N-2 filed January 31, 1995 (File No. 33-60710)]

    c.                  None

    d.                  Inapplicable

    e.                  Dividend Reinvestment Plan [previous filed as exhibit 9(c) to Pre-Effective
                        Amendment No. 2 to the Registration Statement on Form N-2 filed
                        December 23, 1992 (File No. 33-53392)]

    f.                  None

    g.        (i)       Investment Advisory and Administration Contract [previously filed as exhibit
                        6(a) to Pre-Effective Amendment No. 2 to the Registration Statement on
                        Form N-2 filed December 23, 1992 (File No. 33-53392)]

              (ii)      Sub-Investment Advisory Contract [previously filed as exhibit 6(b) to Pre-
                        Effective Amendment No. 2 to the Registration Statement on Form N-2 filed
                        December 23, 1992 (File No. 33-53392)]

    h.                  None

    i.                  None

    j.                  Custodian Agreement [previously filed as exhibit 9(a) to Pre-Effective
                        Amendment No. 2 to the Registration Statement on Form N-2 filed
                        December 23, 1992 (File No. 33-53392)]

    k.                  Transfer Agency Agreement [previously filed as exhibit 9(b) to Pre-Effective

                        Amendment No. 2 to the Registration Statement on Form N-2 filed
                        December 23, 1992 (File No. 33-53392)]

    l.                  Opinion and consent of counsel [previously filed as exhibit 1. to Pre-Effective
                        Amendment No. 1 to the Registration Statement on Form N-2 filed June 15,
                        1993 (File No. 33-60710)]

    m.                  None

    n.                  Consent of Ernst & Young LLP, independent auditors (filed herewith)

    o.                  None

    p.                  Letter of Investment Intent [previously filed as exhibit 14 to Pre-Effective
                        Amendment No. 2 to the Registration Statement on Form N-2 filed December
                        23, 1992 (File No. 33-53392)]

    q.                  None

    r.                  Financial Data Schedule (filed herewith)